UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 10/A

Amendment Number Two to Form 10 filed on February 25, 2011

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or 12(g) of The Securities Exchange Act of 1934

BHM Discretionary Futures Fund L.P.

(Exact name of registrant as specified in its charter)

Delaware	27-3371689
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

c/o Ceres Managed Futures LLC

522 Fifth Avenue, 14th Floor

New York, New York 10036

(Address of principal executive offices, including zip code)

(212) 296-1999

(Registrant’s telephone number, including area code)

With a copy to:

Timothy P. Selby, Esq.	Todd M. Hand, Esq.
Alston & Bird LLP	Morgan Stanley Smith Barney LLC
90 Park Avenue	2000 Westchester Avenue
New York, NY 10016	Purchase, New York 10577
(212) 210-9400	(914) 225-5377

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Units of limited partnership interests

            (Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Explanatory Note

This Amendment Number Two to the Registrant’s Form 10 filed on February 25, 2011, and as amended on April 21. 2011, is being filed to respond to comments of the Staff of the Securities and Exchange Commission. No other changes to the Form 10, other than immaterial changes, have been made to the Form 10 filed on February 25, 2011, as amended.

Item 1.	Business.

(a)	General Development of Business.

BHM Discretionary Futures Fund L.P. (the “Partnership”) is a commodity pool and limited partnership formed on August 23, 2010 under the Delaware Revised Uniform Limited Partnership Act (the “Partnership Act”). The Partnership is a single advisor pool and allocates substantially all of its assets to Morgan Stanley Smith Barney BHM I, LLC, a trading company (the “Trading Company”), which allocates substantially all of its assets in the trading program of Blenheim Capital Management, L.L.C. (“Blenheim”), an unaffiliated commodity trading advisor selected by the Partnership’s general partner, Ceres Managed Futures LLC (the “General Partner,” “Ceres” or the “Trading Manager,” as context requires). Prior to December 1, 2010, Demeter Management LLC (“Demeter”) served as the commodity pool operator of the Partnership and the trading manager of the Trading Company. Demeter was an affiliated entity of Ceres and merged into Ceres on December 1, 2010.

Prospective investors who invest in the Partnership will receive limited partnership interests in the Partnership (“Units”) and upon acceptance of their subscription by the General Partner, each such investor will be a “Limited Partner.” The Partnership does not engage directly in trading activities; however, it allocates substantially all of its assets to the Trading Company. The Trading Company is a Delaware limited liability company that was organized on March 26, 2007 pursuant to the Delaware Limited Liability Company Act (the “LLC Act”). The Trading Company will, among other things, through Blenheim, trade, buy, sell, spread, or otherwise acquire, hold, or dispose of commodities (including, but not limited to, foreign currencies, mortgage-backed securities, money market instruments, financial instruments, and any other securities or items which are now, or may hereafter be, the subject of futures contract trading), domestic and foreign commodity futures contracts, forward contracts (a cash market transaction in which the buyer and seller agree to the purchase and sale of a specific quantity of a commodity, product, instrument or currency for delivery at some future time under such terms and conditions as the two parties may agree on), foreign exchange commitments, options on physical commodities and on futures contracts (a contract providing for the delivery or receipt at a future date of a specified amount and grade of a traded commodity, product, instrument or index at a specified price and delivery point, or for cash settlement, which contractual obligations may be satisfied either by taking or making, as the case may be, physical delivery of the commodity, product, instrument, or index or by making an offsetting sale or purchase of an equivalent but opposite futures contract on the same, or a mutually offsetting, exchange prior to the designated date of delivery), spot (cash) commodities (commodities traded with the expectation of actual delivery) and currencies, exchange of futures contracts for physicals transactions, exchange of physicals for futures contracts transactions, and any rights pertaining thereto, whether traded on an organized exchange or otherwise. These contracts and instruments are referred to in this Registration Statement collectively as “Futures Interests.”

The investment objective of the Partnership is to have substantially all of its assets allocated to Blenheim, which will seek to profit from the speculative trading of futures, forwards and options. Demeter Management LLC, as the former trading manager of the Trading Company, selected Blenheim to be the initial commodity trading advisor for the Trading Company, and the General Partner has determined that Blenheim should continue to act as the trading advisor for the Trading Company (the “Trading Advisor”). The General Partner will be responsible for selecting additional Trading Advisors from time to time and for replacing Trading Advisors as it deems necessary. Currently 100% of the Trading Company’s assets are allocated to Blenheim’s Global Markets Strategy – Futures/FX trading program.

A brief description of Blenheim’s Global Markets Strategy – Futures/FX trading program (the “Global Markets Strategy”) follows:

The Global Markets Strategy is a unique trading approach that has been designed and developed by the management team of Blenheim. The objective of the Global Markets Strategy is to capture substantial profits through the establishment of risk-controlled, strategic investment positions in markets where Blenheim has identified an unsustainable level of market disequilibrium that has not been reflected in the current market price. The essence of Blenheim’s trading approach is its ability to use discretion in formulating the most effective mix of trading methodologies, investment vehicles, and markets to maintain performance objectives. As trading opportunities are identified, Blenheim analyzes potential trading applications in order to achieve maximum capital appreciation with prudent risk management procedures.

There is no guarantee that the Partnership will achieve its investment objectives.

The Partnership does not have any employees. The director and officers of the General Partner are listed in “Item 5. Directors and Executive Officers” below.

Upon this Registration Statement becoming effective pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Partnership will be required to file annual, quarterly and periodic reports with the Securities and Exchange Commission (the “SEC”) pursuant to the Exchange Act. The public may read and copy any materials the Partnership files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549, on official business days during the hours of 10 a.m. to 3 p.m. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. The Partnership does not maintain an internet site.

ORGANIZATIONAL CHART

The following is an organizational chart showing the relationship among the various parties involved with the offering of Units. All of the entities shown below are affiliates of Morgan Stanley except for Blenheim.

[1]	Wholly-owned by Morgan Stanley.
[2]	Serves as a commodity broker and/or F/X counterparty for the Trading Company.
[3]	Morgan Stanley is the indirect majority owner of Morgan Stanley Smith Barney Holdings LLC and Citigroup Inc. is the indirect minority owner.
[4]	The Partnership allocates substantially all of its assets to the Trading Company, which allocates substantially all of its assets in the trading program of Blenheim.
[5]	The Trading Company will have multiple members.

THE OFFERING

The Units

Units are offered on a continuous basis as of the first day of each month (a “Subscription Date”) at the final Net Asset Value per Unit (as defined below) as of the last day of the immediately preceding month (the “Valuation Date”). The Units will be offered pursuant to Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder and applicable state securities laws

The Partnership’s “Net Assets” is equal to the aggregate assets of the Partnership, at fair value, less its liabilities, at fair value, as calculated by the General Partner in accordance with this the Partnership’s governing documents. “Net Asset Value per Unit” is the Net Assets of the Partnership divided by the Partnership’s aggregate Units outstanding. Net Assets and the Net Asset Value per Unit are determined by the Partnership’s proportionate interest in the gains and losses generated by transactions made by the Trading Company as well as the expenses of the Trading Company (on a pro rata basis) and the Partnership as discussed below in “Charges Paid by the Trading Company and the Partnership.

Redemptions

A Limited Partner may request to redeem some or all of his or her Units in the Partnership as of the last Business Day of any month (a “Redemption Date”) by delivering or mailing a copy of the Request for Redemption in the form provided by the General Partner to the Limited Partner’s Morgan Stanley Smith Barney Financial Advisor or Private Wealth Advisor at such person’s Morgan Stanley Smith Barney LLC (“Morgan Stanley Smith Barney”) branch office in time for it to be forwarded and received by the General Partner, no later than 3:00 p.m. New York City time, on the third Business Day before the end of the month at the final Net Asset Value per Unit on the Redemption Date. Each day in which the New York Stock Exchange is open for business is referred to herein as a “Business Day.”

Each Limited Partner must maintain a minimum investment in the Partnership of three Units unless such Limited Partner is redeeming his or her entire interest in the Partnership.

The General Partner may cause a Limited Partner to withdraw (in whole or part) from the Partnership at any time and for any reason upon at least five days’ written notice. The General Partner may also, in its sole discretion, permit redemptions by Limited Partners in any amount at any time. There are no redemption charges.

The General Partner endeavors to pay all redemptions within ten Business Days after the applicable Redemption Date; provided, however, if the General Partner believes that extraordinary circumstances exist, including, but not limited to, the Partnership’s inability to liquidate any positions as of a Redemption Date, or a default or delay in payments due to the Partnership by the Trading Company, or other significant administrative or other hardships, the Partnership may in turn delay payment to Limited Partners requesting redemptions. In the event of the General Partner’s inability to make redemption payments, such payments will be made to Limited Partners as soon as practicable.

In accordance with the Partnership Agreement, the General Partner may suspend redemptions in any fiscal year in which the General Partner determines that (i) such suspension is necessary in order to assure that the Partnership will not be treated as “publicly traded” under Internal Revenue Code of 1986, as amended, §7704, and (ii) treatment as “publicly traded” would be adverse to the Limited Partners. In addition, in accordance with the Partnership Agreement, the General Partner may suspend redemptions for the whole or part of any fiscal year if (i) the General Partner determines that the effect of redemptions, including redemptions for which redemption requests have been received, would materially impair the Partnership’s ability to operate in pursuit of its objectives, (ii) the General Partner determines that the remaining Limited Partners would be unfairly and materially disadvantaged, (iii) for certain tax reasons, or (iv) the Trading Company has suspended withdrawals or is unable to value its assets.

Exchanges

Limited Partners may redeem their Units in the Partnership on a Redemption Date and use the proceeds to purchase units in any other commodity pool operated by the General Partner and accepting subscriptions on the following subscription date; provided such Limited Partner meets the suitability criteria for the other commodity pool and has redeemed his or her Units according to the Partnership’s governing documents. A Limited Partner may also redeem his or her units in any other commodity pool operated by the General Partner and use the proceeds to purchase Units in the Partnership on the following Subscription Date; provided such Limited Partner meets the suitability criteria for the Partnership and has redeemed his or her units in the other commodity pool(s) according to the applicable operating agreement. In order to effect an exchange, a Limited Partner must send a Subscription and Exchange Agreement and Power of Attorney to his or her Morgan Stanley Smith Barney Financial Advisor or Private Wealth Advisor, and that agreement must be forwarded by the Morgan Stanley Smith Barney branch office and be received by the General Partner on 3:00 p.m., New York City time, on the third Business Day before the end of the month.

CERES MANAGED FUTURES LLC

Ceres serves as the Partnership’s General Partner and commodity pool operator and as the Trading Company’s Trading Manager and commodity pool operator. Ceres is a wholly-owned subsidiary of Morgan Stanley Smith Barney Holdings LLC (“Holdings”). Morgan Stanley is the indirect majority owner of Holdings and Citigroup Inc. is the indirect minority owner of Holdings. Ceres was originally formed following the merger on August 2, 1993 of three commodity pool operators: Smith Barney Futures Partners, Inc., Lehman Brothers Capital Management Corp. and Hutton Commodity Management Inc. Ceres changed its form of organization from a corporation to a Delaware limited liability company effective October 1, 1999. Ceres changed its name from Citigroup Managed Futures LLC to Ceres Managed Futures LLC on September 24, 2009.

Demeter, a Delaware limited liability company which was also a wholly-owned subsidiary of Holdings, was merged into Ceres effective December 1, 2010. As of December 31, 2010, the General Partner manages 37 commodity pools with more than $6.5 billion of assets under management.

The General Partner is registered as a commodity pool operator and a commodity trading advisor and is a member of the NFA under the registration and membership of Smith Barney Futures Partners, Inc., which became registered with the CFTC as a commodity pool operator and a member of the NFA on September 2, 1986. The General Partner became registered with the CFTC as a commodity trading advisor on March 31, 1993.

THE TRADING COMPANY

Substantially all of the assets of the Partnership are allocated to the Trading Company. The Trading Company has a contractual arrangement with Blenheim to manage its assets. The Partnership and any other feeder funds (any fund that conducts all or almost all of its investing through another fund) intending to invest in the Trading Company will constitute the members of the Trading Company. The Partnership will receive a pro rata membership interest in the Trading Company based on its capital contribution. The objective of the Trading Company is to provide investors with the potential for long-term capital appreciation and reduction of overall portfolio volatility by providing returns with low/non-correlation to those of traditional investment benchmarks. The Trading Company also offers profit potential in both rising and falling markets. The Trading Company engage in the speculative trading of futures, forwards and options.

The Operating Agreement of the Trading Company

The Trading Company has executed an operating agreement which governs the relationship among the Trading Company, Trading Manager and its members. The following description is only a summary of certain significant terms of the Trading Company’s Operating Agreement (the “Operating Agreement”) not set forth elsewhere in this Registration Statement.

The Trading Company was organized under the LLC Act. The fiscal year of the Trading Company begins on January 1 of each year and ends on December 31 of such year. The name of the Trading Company utilized by the Partnership is Morgan Stanley Smith Barney BHM I, LLC.

Management of Business. The Partnership is a member of the Trading Company and participates pro rata in the profits (and losses) of the Trading Company based upon its respective investments therein. Limited Partners have no voting rights in the Trading Company. Pursuant to the terms of the Operating Agreement, the authority over the administrative and investment management of the Trading Company has been delegated to Ceres, as the Trading Company’s Trading Manager. Demeter, the former trading manager of the Trading Company, selected Blenheim for the Trading Company and the Trading Manager is responsible for selecting any additional or replacement trading advisors. Ceres does not currently hold a direct equity position in the Trading Company. Ceres may, and currently does, invest directly in the Partnership.

Withdrawals. A member may withdraw its capital as of the last Business Day of each month or as otherwise determined by the Trading Manager without penalty or fee. The Partnership will request withdrawal of such amounts as are necessary in order to meet monthly redemption requests of Limited Partners. The operating agreement of the Trading Company provides that the Trading Manager may suspend withdrawals from the Trading Company if the Trading Manager reasonably determines that (i) extraordinary circumstances exist (including the Trading Company’s inability to liquidate any positions or any other significant administrative or other hardship exists), (ii) the effect of any withdrawal would materially impair the Trading Company’s ability to operate or (iii) the other members of the Trading Company would be unfairly and materially disadvantaged. The Trading Manager intends to notify the Partnership and other members of the Trading Company (if any) if withdrawals have been suspended.

Dissolution/ Winding Up. The Trading Company may be dissolved (i) upon the determination of Ceres, (ii) upon the written consent of the members (except for Ceres) holding in excess of 50% of the Net Assets of the Trading Company (excluding Units held by Ceres), or (iii) upon the occurrence of any other event that causes dissolution under the LLC Act. If the Trading Company is dissolved, the winding up of the affairs of the Trading Company will be supervised by the Trading Manager, as liquidator, or such other person as may be selected by the Trading Manager. Upon completion of all desired sales of Trading Company property, and after payment of all selling costs and expenses, the liquidator will distribute the proceeds of such sales to the following groups in the following order of priority: (i) to satisfy liabilities to creditors; (ii) to the members in accordance with their positive balances in their respective capital accounts, determined after allocating all items for all periods prior to and including the date of distribution; and (iii) to members, pro rata.

Liability; Indemnification. The Trading Manager will not be liable to the Trading Company or the members for any act or omission, undertaken in good faith unless such act or omission constituted gross negligence, willful misconduct, bad faith or reckless disregard. Additionally, the Trading Company is required to indemnify the Trading Manager from and against losses arising from acts or omissions on behalf of the Trading Company, provided that such acts or omissions were in the best interest of the Trading Company and did not constitute gross negligence, willful misconduct, bad faith or reckless disregard.

Calculation of Net Assets

The Net Assets of the Trading Company are equal to the total assets of the Trading Company (including, but not limited to, all cash and cash equivalents, accrued interest and amortization of original issue discount (the accounting decrease in the difference between the stated redemption price at maturity and the issue price), and the market value of all open futures interests contract positions and other assets) less all liabilities of the Trading Company (including, but not limited to, brokerage commissions that would be payable upon the closing of open Futures Interest positions, management fees, incentive fees, and extraordinary expenses), determined in accordance with generally accepted accounting principles consistently applied under the accrual basis of accounting and in accordance with the principles set forth in the Operating Agreement.

Unless U.S. generally accepted accounting principles require otherwise, the market value of a futures or option contract traded on a U.S. exchange means the settlement price on the exchange on which the particular futures or option contract is traded by the Trading Company on the day with respect to which the Net Assets of the Trading Company are being determined; provided, that if a contract could not be liquidated on such day due to the operation of daily limits or other rules of the exchange upon which that contract is traded or otherwise, the settlement price on the first subsequent day on which the contract could be liquidated will be the market value of such contract for such day. The market value of a forward contract or a futures or options contract traded on a foreign exchange or over-the counter market (domestic or foreign) means its market value as determined by Ceres on a basis consistently applied for each different variety of contract. Ceres may adjust the valuation of any Futures Interest or adopt some other method of valuation if it considers that such adjustment or adoption is required to reflect more fairly the value of such Futures Interest. The market value of a forward contract or a futures or options contract traded on a foreign exchange or market means its market value as determined by Ceres in consultation with the Trading Company’s over-the-counter foreign exchange spot, options and forward contract counterparties (currently MS & Co., Citigroup Global Markets Inc. (“CGMI”) or Morgan Stanley Capital Group Inc. (“MSCG”)).

Custody of Trading Company Assets

As of the date hereof, the primary commodity broker for the Trading Company is MS & Co., although other affiliated entities including MSIP, Morgan Stanley Smith Barney and CGMI may also serve as commodity brokers (collectively, the “Commodity Brokers”). The Commodity Brokers and their affiliates act as custodians of the Trading Company’s assets pursuant to customer agreements and foreign exchange customer agreements. The Partnership allocates substantially all of its assets to the Trading Company. Such assets are deposited in the Trading Company’s trading accounts with the Commodity Brokers or their affiliates. The funds in such accounts are available for margin (a good faith deposit with a broker to assure fulfillment of a purchase or sale of a futures, forward or options contract) and are used to engage in Futures Interests trading pursuant to instructions provided by Blenheim. The Trading Company’s margin commitments with respect to its commodity futures positions are expected to range between 5% and 30% of its Net Assets, although, in certain circumstances, its margin levels could deviate substantially from that range. A chart depicting the flow of assets from investors to the trading account(s) is included below.

As reflected in the chart above, substantially all assets of the Partnership are invested in the Trading Company, which then holds the majority of its assets in an account at MS & Co., while the remainder of the Trading Company’s assets are generally invested in an MSIM money market fund. The assets of the Trading Company available for margin are held in a segregated account. Assets not invested in futures or held for margin are not segregated based on trading objectives, except to the extent that certain funds are segregated to be used as margin in connection with the Trading Company’s futures trading activities.

The Trading Company’s assets deposited with the Commodity Brokers or their affiliates will be segregated or secured in accordance with the Commodity Exchange Act, as amended (“CEAct”) and CFTC regulations and are expected to be generally held in interest bearing bank accounts at a United States bank or banks or in a non-U.S. bank or banks as permitted under CFTC regulations (“subcustodians”) selected by the Commodity Brokers, but may also be invested in any other instruments approved under CFTC regulations for investment of customer funds. Currently, the majority of such funds are invested in a Morgan Stanley Investment Management money market fund. Instead of depositing funds in interest-bearing accounts or investing funds, the Commodity Brokers may choose to deposit the funds in non-interest bearing bank accounts at various banks, in exchange for which the banks may offer the Commodity Brokers or their affiliates advantageous interest rates on loans up to the amount of the deposits (this is known as compensating balance treatment). The benefit to the Commodity Brokers and their affiliates from compensating balance treatment is the difference between the lending rate they would have received without the deposits and the rate they receive by reason of the deposits. The benefit to the Commodity Brokers from compensating balance arrangements and the investment of the Partnership’s funds will vary depending upon market conditions. As of the date of this Registration Statement, the Commodity Brokers and their affiliates have no compensating balance arrangements, but may in the future.

To the extent the Trading Company’s funds are held by the Commodity Brokers in customer segregated accounts relating to trading in U.S. exchange-traded futures and options, those funds, along with segregated funds of other customers in the accounts, may be invested by the Commodity Brokers, under current CFTC regulations, in obligations of, or fully guaranteed by, the U.S., general obligations of any state or any political subdivision thereof, general obligations of the U.S. and obligations fully guaranteed as to principal and interest by the U.S., general obligations of any State or political subdivision thereof, obligations issued by an enterprise sponsored by the U.S., certificates of deposit issued by a bank as defined in the CEAct or a domestic branch of a foreign bank insured by the FDIC, commercial paper, corporate notes or bonds, general obligations of a sovereign nation, and interests in money market mutual funds, subject to conditions and restrictions regarding marketability, investment quality and investment concentration. In addition, such investments may be bought and sold pursuant to designated repurchase and reverse repurchase agreements (agreements for the purchase or sale of securities with the agreement to sell or buy them at a higher price at a specific future date). The categories of permitted instruments may be modified by the CFTC though the amendment of its regulations.

To the extent the Trading Company’s funds are held by Commodity Brokers in connection with trading in futures or options contracts on non-U.S. exchanges such amounts are required by CFTC regulations to be held by the Commodity Brokers in secured amount accounts at depository institutions permitted under CFTC regulations. Such secured amounts may be held along with the secured amounts of other foreign futures or option customers of the Commodity Broker and may be invested as provided under CFTC regulations.

In appointing banks or other entities as subcustodians, Morgan Stanley & Co. Incorporated (“MS & Co.”) must exercise due skill, care and diligence and will be responsible to the Trading Company for satisfying themselves as to the ongoing suitability of the subcustodians to provide custody services to the Trading Company. MS & Co. will maintain an appropriate level of supervision over the subcustodians and make appropriate inquiries periodically to confirm that the obligations of the subcustodians continue to be competently discharged.

Blenheim is prohibited from accepting funds in its own name. Accordingly, Blenheim will not have custody over the assets of the Trading Company.

The Trading Company may trade on, but is not limited to trading on, the following foreign futures exchanges:

• Eurex (Europe)	• New Zealand Futures and Options Exchange Ltd
• Hong Kong Futures Exchange Ltd.	• Osaka Securities Exchange
• ICE Futures (Canada, Europe and United States)	• Singapore International Monetary Exchange Ltd
• Italian Derivatives Market	• Sydney Futures Exchange
• London International Financial Futures and Options Exchange	• Tokyo Commodity Exchange
• London Metal Exchange	• Tokyo Grain Exchange
• London Securities and Derivatives Exchange	• Tokyo International Financial Futures Exchange
• Spanish Futures and Options Exchange (MEFF)	• Tokyo Stock Exchange
• Montreal Exchange

In connection with trading on non-U.S. futures and options contracts, the Trading Company’s assets may be deposited in accounts with non-U.S. banks and foreign brokers, including Morgan Stanley & Co. International plc (“MSIP”) and MSCG, which are segregated on the books of such banks or brokers for the benefit of MS & Co.’s customers. To the extent the Trading Company trades on the London Metal Exchange, such assets will be deposited with MSIP. All such non-U.S. banks and foreign brokers (including MSIP) will be qualified depositories pursuant to relevant CFTC regulations and advisories. All such non-United States banks (including MSIP) will be subject to the local bank regulatory authorities and the foreign brokers (including MSIP) will be members of the exchanges on which the futures and option trades are to be executed and will be subject to the regulatory authorities in the jurisdictions in which they operate. The protection provided by such foreign regulatory authorities may differ significantly from those provided by United States regulators.

Allocation of Trading Company Assets

Additional or replacement trading advisors may be retained by the Trading Manager, and may receive allocations of assets resulting from (i) new investments in Trading Company resulting from new subscriptions for Units or (ii) reallocations of any assets from the existing Trading Company. From time to time, the General Partner may reallocate Partnership assets to different trading companies, but it does not intend to do this on a periodic basis.

Effect of Existing or Probable Governmental Regulations on the Business

Over-the-Counter Foreign Exchange and other Transactions. In addition to trading on U.S. futures exchanges, the Trading Company trades other products, some of which trade on non-U.S. exchanges, while others trade on the over-the-counter market. These transactions present certain risks different from the risks of trading on U.S. exchanges. Spot and forward contracts on foreign currencies are the only non-CFTC regulated instruments that the Trading Company trades, although the Trading Company may, at some point in the future, enter into forward contracts relating to other commodities as well as commodity swaps, to the extent permitted by applicable law. The over-the-counter foreign exchange market is unregulated and, accordingly, there are certain risks related to trading such instruments — including the absence of daily price limits and the risk of counterparty default — in addition to the risks of trading futures contracts. The General Partner estimates that 0% to 25% of the Trading Company’s trades will be in over-the-counter foreign exchange contracts (including spot contracts in connection with exchange for physicals), but from time to time the percentage of the Trading Company’s trades represented by forward currency trades may be substantially outside this range.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) will affect the manner in which OTC swap transactions are traded and the credit risk associated with such trading. Depending upon actions taken by regulatory authorities, these changes may also affect the manner of trading of OTC foreign currency transactions. The general effective date of the derivatives portion of the Dodd-Frank Act is one year following its enactment. Transactions that have been entered into prior to implementation of the provisions of the Dodd-Frank Act will remain in effect. Accordingly, even after the new regulatory framework is fully implemented, the risks associated with OTC transactions will continue to be considerations with respect to transactions entered into prior to the implementation of the provisions of the Dodd-Frank Act.

Registration Requirement and the Potential Effect of Deregistration. The General Partner is a registered commodity pool operator and Blenheim is a registered commodity trading advisor. If the CFTC were to terminate, suspend, revoke or not renew the registration of the General Partner, the General Partner would withdraw as general partner of the Partnership. The Limited Partners would then determine whether to select a replacement general partner or to dissolve the Partnership. If the CFTC were to terminate, suspend, revoke or not renew the registration of Blenheim, the General Partner would terminate the Blenheim’s advisory agreement with the Partnership. The General Partner could reallocate the Partnership’s assets managed by Blenheim to new trading advisor(s) or terminate the Partnership. No action is currently pending or threatened against the General Partner or Blenheim.

The Effect of Speculative Position Limits. The CFTC and U.S. futures exchanges have established speculative position limits (referred to as “position limits”) on the maximum position in certain Futures Interests contracts that may be held or controlled by any one person or group. Therefore, Blenheim may have to reduce the size of its position in one or more futures contracts in order to avoid exceeding such position limits, which could adversely affect the profitability of the Trading Company. The CFTC or the futures exchange may amend or adjust these position limits or the interpretation of how such limits are applied, adversely affecting the profitability of the Trading Company. The Dodd-Frank Act requires the CFTC to adopt speculative position limits in certain commodities across futures markets, OTC transactions that perform a significant price discovery function and contracts traded on a foreign board of trade having direct market access from the U.S. that settle against the price of futures contracts traded on a U.S. market. Such limits may adversely affect the profitability of the Trading Company.

The Effect of the Federal Reserve Board’s Regulation of Morgan Stanley. As a financial holding company (“FHC”) under the Bank Holding Company Act, Morgan Stanley and its affiliates are subject to the comprehensive, consolidated supervision and regulation of the Board of Governors of the

Federal Reserve System (“Federal Reserve”). A significant focus of this regulatory framework is the operation of Morgan Stanley and its subsidiaries in a safe and sound manner, with sufficient capital, earnings and liquidity that Morgan Stanley may serve as a source of financial and managerial strength to Morgan Stanley Bank, N.A., Morgan Stanley Private Bank, National Association, and Morgan Stanley Trust, National Association (the “Banks”). These Banks must remain well capitalized and well managed if Morgan Stanley is to maintain its FHC status and continue to engage in the widest range of permissible financial activities. In addition, the general exercise by the Federal Reserve of its regulatory, supervisory and enforcement authority with respect to Morgan Stanley and certain provisions of the Dodd-Frank Act could result in changes to Morgan Stanley’s business practices or the scope of its current lines of business, including certain limited divestitures. Although such changes could have an impact on and consequences for Morgan Stanley, the General Partner, the Partnership and the Trading Company, any limited divestiture should not involve the General Partner, the Partnership or the Trading Company.

The recent enactment of the Dodd-Frank Act will result in enhanced regulation by the Federal Reserve and, with respect to the Banks, possibly by the Office of the Comptroller of the Currency (“OCC”). The relevant provisions of the Act take effect in approximately one year. The Act will require that, in order to maintain FHC status, Morgan Stanley (as well as the Banks) be well capitalized and well managed, as those terms are defined by the Federal Reserve. The Dodd-Frank Act also granted the Federal Reserve greater regulatory authority over the subsidiaries of a bank holding company. Additionally, Morgan Stanley may be deemed a systemically significant financial institution by a new federal government authority, the Financial Stability Oversight Council. If so deemed, Morgan Stanley would become subject to heightened prudential standards, including increased capital requirements, that would be set and enforced by the Federal Reserve. Further, the Dodd-Frank Act signals to the federal regulators, including the Federal Reserve and the OCC, that they should exercise their existing statutory authority more vigorously with respect to bank holding companies and banks.

The Units are not being offered by the Banks, and as such: are not FDIC insured, (2) are not deposits or other obligations of the Banks, (3) are not guaranteed by the Banks, and (4) involve investment risks, including possible loss of principal.

Interest Income

Morgan Stanley Smith Barney, as non-clearing commodity broker for the Trading Company, credits the Trading Company at each month-end with interest income on the assets on deposit. (Such interest income ultimately flows to the Partnership based on its percentage ownership of the Trading Company). Assets deposited with MS & Co. as margin will be credited with interest income at a rate approximately equivalent to what MS & Co. pays or charges other customers on such assets deposited as margin. Assets not deposited as margin with MS & Co. will be credited with interest income at the rate equal to the monthly average of the 4-Week U.S. Treasury bill discount rate less 0.15% during such month. For purposes of these interest credits, daily funds do not include monies due to the Trading Company on or with respect to futures, forwards, or options contracts that have not been received. MS & Co. and Morgan Stanley Smith Barney will retain any interest earned in excess of the interest paid to the Trading Company. Currently, a portion of the Trading Company’s remaining excess cash is invested in a Morgan Stanley Investment Management (“MSIM”) money market fund. The Trading Manager may engage additional affiliated or non-affiliated money managers to manage excess cash in the future, or may change the portion of excess cash allotted to any affiliated or non-affiliated money manager without the consent of the Limited Partners.

The Trading Company will not borrow in connection with its Futures Interests trading; the margining of Futures Interests positions, and the leverage associated therewith, do not constitute borrowing. As such, the General Partner does not expect the Partnership to incur unrelated business taxable income.

Assets of the Trading Company will not be commingled with non-customer funds. Deposits of assets with a Commodity Broker do not constitute commingling.

CHARGES PAID BY THE TRADING COMPANY AND THE PARTNERSHIP

The Limited Partners, as direct investors in the Partnership and as indirect investors in the Trading Company through the Partnership, bear a pro rata share of the Partnership’s and the Trading Company’s fees and expenses. Substantially all of the Partnership’s assets are allocated to the Trading Company. The Trading Company uses the assets to pay the expenses of the Trading Company, including the management fees and incentive fees (if any) (each as described below) payable to Blenheim, administrative, operating, offering and organizational expenses, and transactional, clearing and brokerage fees.

Fees and Expenses Including Offering and Organizational Expenses. The General Partner will pay the administrative, operating, offering and organizational expenses of the Partnership and the Trading Company as such expenses are incurred, and the Partnership will reimburse the General Partner for all such expenses, not to exceed 0.25% of the Net Assets of the Partnership. In the case of the initial organizational expenses and initial offering costs of the Partnership, such costs and expenses will be paid by the General Partner or Morgan Stanley Smith Barney and reimbursed by the Partnership over a period of 12 months and by amortizing such costs on the Partnership’s books and records over a period of up to 12 months. Such costs and expenses will not be subject to the 0.25% limit as describe above.

The Trading Company pays all transactional, clearing, and brokerage fees as they are incurred.

General Partner’s Fee. The Partnership pays the General Partner a monthly administration fee equal to 1/12th of 1.0% (a 1.0% annual rate) of the Net Assets of the Partnership at the beginning of each month (the “General Partner’s Fee”).

Trading Advisor Management Fees. The Trading Company pays Blenheim a monthly management fee based on the Trading Company’s Net Assets as of the first day of each month, as determined in accordance with generally accepted accounting principles consistently applied under the accrual basis of accounting and in accordance with the principles set forth in the Operating Agreement. The Trading Company will also pay the fees of any additional or replacement trading advisors (as applicable). Additional or replacement trading advisors may receive management fees from the Trading Manager that are greater than (or less than) the foregoing fees.

The “Net Assets” of the Trading Company means the total assets of the Trading Company (including, but not limited to, all cash and cash equivalents, accrued interest and amortization of original issue discount, and the market value of all open futures, forwards and option and other assets of the Trading Company) less all liabilities of the Trading Company determined in accordance with generally accepted accounting principles consistently applied under the accrual basis of accounting. The Trading Manager has not used “notional” funds for the Trading Company and it does not currently intend to do so in the future.

Trading Advisor Incentive Fees. Blenheim will receive an incentive fee equal 20% of the New Trading Profit (as defined below) earned by the Trading Company, which accrues monthly but is otherwise payable at the end of each calendar quarter. The Trading Company will establish a separate account for the Partnership and each other feeder fund, if any, from which it receives an investment. Incentive fees will be calculated based upon the performance of each such account. In the event that new trading advisors are allocated assets, a higher or lower incentive fee may be paid.

“New Trading Profit” means Futures Interest trading profits (realized and unrealized) on the assets in each separate account for the Partnership and each other feeder fund, if any, invested in the Trading Company, decreased proportionally by Blenheim’s monthly management fees, brokerage commissions, transaction costs and administrative fees and expenses. Such trading profits and reductions will be determined for each account from the end of the last calendar quarter in which an incentive fee was earned by Blenheim or, if no incentive fee has been earned previously by Blenheim with respect to each account, from the date that Blenheim commenced managing the assets in the account, to the end of the calendar quarter as of which such incentive fee calculation is being made. Extraordinary expenses do not reduce New Trading Profit. Interest income is not included in New Trading Profit. New Trading Profit will be calculated before reduction for incentive fees paid or accrued so that Blenheim does not have to earn back incentive fees. Accrued incentive fees will be paid to Blenheim on those assets withdrawn from an account due to redemptions at the end of any month when such withdrawal of assets is made as if such month-end is the end of the calendar quarter.

If any payment of incentive fees is made to Blenheim on account of New Trading Profit earned by Blenheim for an account and Blenheim thereafter fails to earn New Trading Profit or experiences losses for any subsequent incentive period, Blenheim is entitled to retain such amounts of incentive fees previously paid to Blenheim in respect of such New Trading Profit.

No incentive fees will be payable to Blenheim until Blenheim has earned New Trading Profit; provided, however, that if the assets of an account are reduced because of redemptions that occur at the end of, and/or subsequent to, a calendar quarter in which Blenheim experiences a futures interest trading loss for the Trading Company, the trading loss that must be recovered before Blenheim will be deemed to experience New Trading Profit in a subsequent calendar quarter will be equal to the amount determined by (x) dividing the assets of each account after such decrease by the assets in such account immediately before such decrease and (y) multiplying that fraction by the amount of the unrecovered futures interest trading loss prior to such decrease. In the event that Blenheim experiences a trading loss for an account in more than one calendar quarter without the Trading Company paying an intervening incentive fee and assets for an account are reduced in more than one such calendar quarter because of redemptions, then the trading loss for each such calendar quarter will be adjusted in accordance with the formula described above and such reduced amount of futures interest trading loss will be carried forward and used to offset subsequent futures interest trading profits.

Incentive fees are also payable to Blenheim upon the termination of its advisory agreement. In the event that the advisory agreement is terminated on a date other than the last day of a calendar quarter, the incentive fee will be determined as if such date were the end of a calendar quarter. In the event that a new trading advisor is hired, such advisor will be compensated based on any New Trading Profit earned by such trading advisor commencing on the date such trading advisor commences trading activities for the Trading Company and not for New Trading Profits earned by any other trading advisor.

The Trading Company will also pay the incentive fees of any additional or replacement trading advisors. Additional or replacement trading advisors may receive incentive fees from the Trading Company that differ from Blenheim. It is unlikely that any replacement trading advisor will be required to make up any loss carryforwards of a prior trading advisor before being eligible to earn an incentive fee.

Brokerage Commissions. The Trading Company pays the Commodity Brokers brokerage commissions as the fees are incurred. Ceres does not expect these fees to exceed $10 per round-turn (which is a transaction consisting of a purchase and a sale (or vice versa) of two contracts in the same market which offset each other).

Other customers of the Commodity Brokers may pay brokerage commissions at rates which are lower than, or higher than, the rates that the Trading Company will pay, and other commodity brokerage firms may offer lower rates to accounts the size of the Trading Company’s account.

“Bid-Ask” Spreads. The Trading Company will execute OTC foreign exchange contracts with banks and dealers selected by Blenheim (and approved by MS & Co.). It is expected that Blenheim will execute a significant portion of the Trading Company’s OTC foreign exchange contracts with MS & Co. and MSCG. MS & Co. or MSCG, as the counterparty on the Trading Company’s foreign currency forward trades, will attempt to earn a mark-up, spread, or other profit on each foreign currency forward contract trade which is separate from the brokerage commissions paid by the Trading Company to MS & Co. Such OTC foreign exchange contract “spreads” cannot be determined, but Ceres believes these bid/ask spreads (the amount by which the ask price exceeds the bid) will be within the prevailing market.

Financial Benefits. MS & Co. will benefit from the interest credit arrangements and possible compensating balance treatment in connection with their designation of a bank or banks in which the

Trading Company’s assets are deposited. Currently, MS & Co. is not engaged in any compensating balance treatment arrangements.

Extraordinary Expenses. The Trading Company and the Partnership will be required to pay any extraordinary charges (such as taxes) incidental to the conduct of its ongoing business.

Ongoing Placement Agent Fees. Subscribers of Units will not be charged an initial sales commission, but the Partnership will, however, pay Morgan Stanley Smith Barney LLC, an affiliate of the General Partner, (“Morgan Stanley Smith Barney” or the “Placement Agent”) ongoing compensation on a monthly basis equal to 2% of the Net Assets of the Partnership as of the beginning of each month. The amount of the ongoing Placement Agent fee will generally be determined by the aggregate subscription made by such investor in the Partnership, adjusted for additional subscriptions, redemptions and exchanges.

Morgan Stanley Smith Barney will pay a portion of the ongoing Placement Agent fee it receives from the Partnership to the Morgan Stanley Smith Barney Financial Advisor or Private Wealth Advisor responsible for selling the Units to the Limited Partner.

THE TRADING ADVISOR

General

The General Partner has hired Blenheim Capital Management, L.L.C., as the trading advisor, on behalf of the Partnership (through the Partnership’s allocation of assets to the Trading Company). Other trading advisors may be added as trading advisors to the Partnership, and Blenheim or other trading advisors may be removed or replaced at any time by the General Partner, without consent of the Limited Partners.

The Trading Program

The Global Markets Strategy is a unique trading approach that has been designed and developed by the management team of Blenheim. The objective of the Global Markets Strategy is to capture substantial profits through the establishment of risk-controlled, strategic investment positions in markets where Blenheim has identified an unsustainable level of market disequilibrium that has not been reflected in the current market price. The essence of Blenheim’s trading approach is its ability to use discretion in formulating the most effective mix of trading methodologies, investment vehicles, and markets to maintain performance objectives. As trading opportunities are identified, Blenheim analyzes potential trading applications in order to achieve maximum capital appreciation with prudent risk management procedures. Substantially all of the assets of BHM Discretionary Futures Fund L.P. are allocated to the Global Markets Strategy – Futures/FX.

The Trading Company’s account is the only open account being traded by Blenheim pursuant to its Global Markets Strategy – Futures/FX program.

The Advisory Agreement

The following is a summary of certain significant terms and provisions of the advisory agreement between the Trading Company, Ceres and Blenheim. This summary is not intended to be complete and is qualified in its entirety by information provided in the advisory agreement.

The advisory agreement automatically renews ever three months unless otherwise terminated. Blenheim is permitted to terminate the advisory agreement by providing at least 45 days’ written notice to the Trading Company and Ceres. The Trading Company and Ceres may each terminate the advisory agreement at any month-end upon 10 days’ prior written notice or upon the occurrence of the following events by providing written notice to Blenheim: if a principal of the Blenheim ceases to be active as a principal; Blenheim becomes bankrupt or insolvent; if Blenheim is unable to use its trading systems or methods and as modified in the future for the benefit of the Trading Company; if the registration, as a commodity trading advisor, of Blenheim with the CFTC or its membership in the NFA is revoked, suspended, terminated, or not renewed, or limited or qualified in any respect; if the Blenheim merges or consolidates with, or sells or otherwise transfers its advisory business, or all or a substantial portion of its assets, any portion of its futures interest trading systems or methods, or its goodwill to, any individual or entity; if, at any time, Blenheim violates any trading policy or administrative policy, except with the prior express written consent of Ceres; or if Blenheim fails in a material manner to perform any of its obligations under the advisory agreement

Additionally, Blenheim may terminate the advisory agreement upon prior written notice to the Trading Company and Ceres upon the occurrence of the following events: Ceres imposes additional trading limitation(s) in the form of one or more trading policies or administrative policies that Blenheim does not consent to, such consent not to be unreasonably withheld; Ceres objects to Blenheim implementing a proposed material change to the trading program and Blenheim certifies to Ceres in writing that it believes such change is in the best interests of the Trading Company; Ceres or the Trading Company materially breach the advisory agreement and do not correct the breach within 10 days of receipt of a written notice of such breach from Blenheim; the assets of the Trading Company fall below a certain amount at any time; the Trading Company becomes bankrupt or insolvent; the registration of Ceres with the CFTC as a commodity pool operator or its membership in the NFA is revoked, suspended, terminated or not renewed, or limited or qualified in any respect; or Ceres adversely changes the fees applicable to the Trading Company and such change materially impacts Blenheim.

The advisory agreement provides that Blenheim will not be liable to the Trading Company, Ceres or their respective partners, directors, officers, principals, managers, members, shareholders, employees, controlling persons or successors and assigns except that Blenheim will be liable for (i) acts or omissions that constitute a breach of the advisory agreement or of any representation, warranty or covenant made therein; and (ii) acts or omissions which constitute willful misconduct or negligence or are a result of Blenheim not acting in good faith or in the reasonable belief that such actions or omissions were in, or not opposed to, the best interests of the Trading Company. In certain instances, Blenheim will not be liable except in the case of a material breach of the advisory agreement or willful misconduct and such act or inaction was not done in good faith.

The Trading Company has generally undertaken to defend and hold harmless Blenheim and its controlling persons, their affiliates and their respective directors, officers, principals, managers, members, shareholders, employees, and controlling persons, from and against any and all losses, claims, damages, liabilities, costs, and expenses resulting from a demand, claim, lawsuit, action, or proceeding relating to the advisory agreement and the transactions thereunder, except to the extent that Blenheim’s action or inaction constituted negligence, misconduct or a breach of the agreement. In certain instances, the Trading Company may be required to indemnify Blenheim for losses except to the extent Blenheim’s action or inaction constituted negligence, willful misconduct or a material breach of the agreement.

The Trading Company has also generally undertaken to defend and hold harmless Blenheim and its controlling persons, their affiliates and their respective directors, officers, principals, managers, members, shareholders, employees, and controlling persons, from and against any and all losses, claims, damages, liabilities, costs, and expenses incurred in respect of the offer or sale of Units unless such loss, claim, damage, liability, cost or expense arises out of, or is based upon, (i) a material breach by Blenheim of any applicable laws or regulations or any representation, warranty or agreement in the advisory agreement, or (ii) any materially untrue statement or omission relating to Blenheim, or any of its principals or their operations, trading systems, methods or performance that was made in the Partnership’s Confidential Private Placement Memorandum and Disclosure Document or any related selling material and furnished by Blenheim for inclusion therein.

THE COMMODITY BROKERS and F/X COUNTERPARTIES

General

As of the date hereof, the primary commodity broker for the Trading Company is MS & Co., although other affiliated entities including MSIP, Morgan Stanley Smith Barney, and Citigroup Global Markets Inc. (“CGMI”) may also serve as commodity brokers. As of the date hereof, MSIP acts as the Trading Company’s commodity broker to the extent it trades on the London Metal Exchange. MS & Co. and MSIP are wholly-owned subsidiaries of Morgan Stanley. In the future, the Trading Manager may engage other affiliates or third parties in the future to serve as the primary commodity broker, over-the-counter foreign exchange spot, options and/or forward contract counterparty. MS & Co. is registered as a futures commission merchant with the NFA, is a member of the NFA and is a member of most major U.S. and foreign commodity exchanges. MS & Co. is registered with the Securities & Exchange Commission (the “SEC”) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (“FINRA”). MSIP is regulated by the United Kingdom Financial Services Authority, as a member firm, and is a member of the London Metal Exchange and other securities and commodities exchanges worldwide.

Morgan Stanley, the parent company of MS & Co. and MSIP, and a majority equity owner of the General Partner, is a worldwide financial services firm, employing, directly and through its subsidiaries, approximately 63,000 people worldwide in offices throughout the United States and 35 foreign countries. Morgan Stanley is a publicly-traded company whose shares are listed on the New York Stock Exchange; its common stock had a market value of over $45.6 billion at December 31, 2010. At that date, Morgan

Stanley had leading market positions in its three primary businesses (securities, asset management and credit services), and it ranked among the top asset managers globally.

CONFLICTS OF INTEREST

While Ceres, the Placement Agent, MSIM, each Commodity Broker and their respective affiliates will seek to avoid conflicts of interest to the extent feasible and resolve all conflicts that may arise equitably and in a manner consistent with their responsibilities to the Partnership and the Trading Company, no specific policies regarding conflicts of interest have been adopted by Ceres, the Placement Agent, the Partnership or the Trading Company. Limited Partners will be dependent on the good faith of, and legal and fiduciary obligations imposed on, the parties involved with such conflicts to resolve them equitably. The following are actual and potential conflicts of interest that do and may continue to exist with respect to Ceres, the Placement Agent, the Partnership, the Trading Company, MSIM and the Commodity Brokers.

The brokerage arrangements with affiliates of the Trading Manager were not negotiated at arm’s-length or reviewed by any independent party for fairness.

The current Commodity Brokers are wholly-owned subsidiaries of Morgan Stanley. The Commodity Brokers receive brokerage commissions for futures, forwards, and options transactions effected for the Trading Company. MSIP serves as the Commodity Broker for each of the Trading Company’s trades on the London Metal Exchange; however, MSIP’s fees are paid by MS & Co. and not by the Trading Company. In the future, Morgan Stanley Smith Barney may act as a non-clearing broker to the Partnership.

Because the Trading Manager is an affiliate of each Commodity Broker, the brokerage commissions charged to the Trading Company have not been negotiated at arm’s-length. Moreover, the Trading Manager has a conflict of interest in managing the Trading Company for the benefit of the Partnership and obtaining favorable brokerage fees for the Commodity Brokers. In addition, the brokerage commissions generated by the Trading Company may be used by the Commodity Brokers and their affiliates as a factor in determining the salaries and bonuses of the Commodity Brokers’ employees who are also officers and directors of the Trading Manager. Customers of MS & Co. may pay commissions at negotiated rates that are less than the rate paid by the Trading Company.

The Trading Manager has a disincentive to replace the Commodity Brokers.

The Trading Manager has a disincentive to replace the Commodity Brokers because they are affiliates and receive compensation for serving as the Trading Company’s Commodity Broker. In addition to receiving brokerage commissions, MS &Co. and MSCG, as the FX Counterparties on the Trading Company’s over-the-counter foreign exchange contracts, will attempt to earn a mark-up, spread, or other profit on each such contract.

While the Trading Company has the right to seek lower commission rates from other commodity brokers at any time, the Trading Manager believes that the customer agreements and other arrangements between the Trading Company and the Commodity Brokers are fair, reasonable, and competitive.

The terms of this offering were not subject to independent due diligence.

The Commodity Brokers, the General Partner, the Placement Agent, the Partnership and the Trading Company are represented by a single counsel. Therefore, the terms of this offering relating to those parties were not negotiated at arm’s-length. In addition, no independent due diligence has been conducted with respect to this offering.

Employees of the Placement Agent are compensated based upon Limited Partners’ investment and redemption decisions.

As discussed above, investors in the Partnership will pay an ongoing Placement Agent fee to Morgan Stanley Smith Barney. The potential for Morgan Stanley Smith Barney to receive compensation in connection with an investor’s purchase of Units in the Partnership presents a potential conflict of interest in recommending the purchase of such Units.

Relationship among the General Partner, Morgan Stanley Smith Barney, Morgan Stanley Smith Barney Holdings and Affiliates

Morgan Stanley Smith Barney, as placement agent, and Holdings, as the owner of Morgan Stanley Smith Barney and the General Partner, are affiliated with other collective investment vehicles that may compete with the Partnership for investors, positions in the markets and the services of trading advisors.

The selection of Trading Advisors may benefit the Commodity Broker.

The Trading Manager is responsible for selecting and replacing, if necessary, Blenheim. However, because the Trading Company pays brokerage commissions on a round-turn basis, the Trading Manager has an incentive to select trading advisors who engage in a high volume of trades, increasing the total compensation of its affiliated Commodity Brokers.

Affiliates of Ceres, the Placement Agent, Blenheim and the Commodity Brokers may trade for their own accounts in competition with the Trading Company.

Officers, directors, and employees of Ceres, the Placement Agent, Blenheim, the Commodity Brokers, and their respective affiliates, principals, officers, directors, and employees, may trade futures, forwards, and options for their own proprietary accounts. These proprietary trading records will not be available to the Limited Partners. As a result, Limited Partners will not be able to compare the performance of such trading results, if any, to the performance of the Trading Company and the Partnership.

The Commodity Brokers are large futures commission merchants, handling substantial customer business in physical commodities and Futures Interests. It is possible that the Commodity Brokers will effect transactions for the Trading Company in which the other parties to such transactions are employees or affiliates of the General Partner, the Placement Agent, Blenheim or the Commodity Brokers. Such persons might also compete with the Trading Company in bidding on purchases or sales of Futures Interests without knowing that the Trading Company is also bidding. It is possible that transactions for such other persons might be effected when similar trades for the Trading Company are not executed or are executed at less favorable prices.

Blenheim manages other accounts that will compete with the Trading Company.

Blenheim manages other accounts trading futures, forwards, and options, in addition to the Trading Company’s account. Blenheim must aggregate futures and options positions in other accounts managed by it with futures and options positions in the Trading Company’s account for speculative position limit purposes. This may require Blenheim to liquidate or modify positions for all of its accounts, which could adversely affect the Trading Company’s performance.

Blenheim may manage accounts that pay fees higher than the fees paid by the Trading Company. Blenheim will have a conflict of interest in rendering advice to the Trading Company because the compensation it receives for managing another account exceeds the compensation it receives for managing the Trading Company’s account.

If Blenheim makes trading decisions for other accounts and the account of the Trading Company at or about the same time, the Trading Company may be competing with those other accounts for the same or similar positions. Blenheim’s records for these other accounts will not be made available to Limited Partners. As a result, Limited Partners will not be able to compare the performance of these accounts to the performance of the Trading Company.

Incentive Fees may be Paid by the Trading Company Even Though the Trading Company Sustains Trading Losses.

The Trading Company pays Blenheim an incentive fee based upon the New Trading Profits it generates for the Trading Company. These New Trading Profits include unrealized appreciation on open positions. Accordingly, it is possible that the Trading Company will pay an incentive fee on New Trading Profits that do not become realized. Also, Blenheim will retain all incentive fees paid to it, even if it incurs a subsequent loss after payment of an incentive fee. Due to the fact that incentive fees are paid quarterly, it is possible that an incentive fee may be paid to Blenheim during a year in which the assets allocated to Blenheim suffer a loss for the year. Because Blenheim receives an incentive fee based on the New Trading Profits, Blenheim may have an incentive to make investments that are riskier than would be the case in the absence of such an incentive fee being paid to Blenheim based on New Trading Profits.

The lack of distributions increases the fees paid to affiliates of the General Partner.

The General Partner is responsible for determining whether and when to distribute trading profits earned by the Partnership through its investments in the Trading Company. Since the General Partner currently does not intend to distribute trading profits, affiliates of the General Partner will receive increased fees, because certain fees are based upon the Net Assets of the Partnership, and the Net Asset Value will increase by retaining the Trading Company’s trading profits.

Customer Agreements with the Commodity Brokers permit actions that could result in losses or lost profit opportunity.

Under each customer agreement, all futures, forwards, options, and credits carried for the Trading Company are held as security for its obligations to the respective Commodity Broker; the margins necessary to initiate or maintain open positions will be established by the Commodity Brokers from time to time; and the Commodity Brokers may close out positions, purchase futures, forwards and options, or cancel orders at any time they deem necessary for their protection, without the consent of the Trading Company. For example, a Commodity Broker may determine to take any of these actions if prices in the futures markets are moving rapidly against the Trading Company’s position and the Commodity Broker is concerned that potential losses could exceed the Trading Company’s assets such that the Commodity Broker would be left to incur the loss. While not a likely occurrence, it is possible for Blenheim to believe that market conditions will change and that existing positions or trades they wish to make would be profitable, such that the actions of the Commodity Broker preclude the Trading Company from engaging in profitable transactions or avoiding losses.

Other Commodity Pools.

In addition to the Partnership, the General Partner currently serves as the general partner and/or trading manager for approximately 36 other commodity pools. The General Partner and its affiliates may in the future establish and/or be the general partner, trading manager or commodity broker, for additional commodity pools, and any such pool may be in competition with the Trading Company in that any one or more of such pools might compete with the Trading Company for the execution of trades. The General Partner and its affiliates may, from time to time, have conflicting demands in respect of their obligations to the Partnership and the Trading Company, and such other commodity pools and accounts. Certain pools may generate larger brokerage commissions, resulting in increased payments to employees. The performance records of the commodity pools for which Ceres is the general partner or trading manager will be made available by the General Partner to prospective investors upon request.

COMPETITION

The Partnership operates in a competitive environment in which it faces several forms of competition, including, without limitation:

•	The Partnership competes with other commodity pools and other investment vehicles for investors.

•	Blenheim may compete with other traders in the markets in establishing or liquidating positions on behalf of the Partnership.

(b)	Financial Information about Segments.

The Partnership’s business consists of only one segment, which is the speculative trading of Futures Interest as discussed in Item 1(a). The Partnership does not engage in the sale of goods or services.

(c)	Narrative Description of Business.

See Item 1(a) above for a complete description of the Partnership’s business. The information requested in Section 101(c)(i) through (xii) of Regulation S-K are not applicable to the Partnership. Additionally, the Partnership does not have any employees. The director and officers of the General Partner are listed in “Item 5. Directors and Executive Officers” below.

(d)	Financial Information about Geographic Areas

Not Applicable.

(e)	Available Information

Upon this Registration Statement becoming effective pursuant to the Exchange Act, the Partnership will be required to file annual, quarterly and periodic reports with the SEC pursuant to the Exchange Act. The public may read and copy any materials the Partnership files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549, on official business days during the hours of 10 a.m. to 3 p.m. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. The Partnership does not maintain an internet site.

(f)	Reports to Security Holders

The books and records of the Partnership are maintained at its principal office. To the extent required by CFTC regulations, the Limited Partners have the right at all times during normal business hours to have access to a copy of such books and records of the Partnership, in person or by their authorized attorney or agent, and, upon request, copies of such books and records will be sent to any Limited Partner if reasonable reproduction and distribution costs are paid by him or her. The estimated Net Asset Value of Units is determined daily by the General Partner and the most recent Net Asset Value calculations will be promptly supplied in writing to any Limited Partner after receipt of a request in writing to such effect.

Within 30 days after the close of each calendar month, the General Partner will distribute monthly account statements with respect to the Partnership. Limited Partners will also receive within 90 days after the close of each fiscal year an annual report containing audited financial statements for the Partnership. By March 15 of each year, the Partnership will endeavor to provide Limited Partners with the tax information necessary to prepare their federal income tax returns.

Item 1A.	Risk Factors.

This section includes some of the principal risks that investors will face with an investment in the Partnership. All trading activities take place at the Trading Company level, but since the Partnership invests all of its assets in the Trading Company, each of the risks applicable to the Trading Company flow through to the Partnership.

THE UNITS IN THE PARTNERSHIP ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. THEY ARE SUITABLE ONLY FOR PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT.

Risks Relating to the Partnership and the Offering of Units

Our Business Performance is Difficult to Evaluate Because We Have a Limited Operating History. The Partnership is a recently formed entity, and as such has little performance history. In addition, past performance is not necessarily indicative of future results.

Single-Advisor Funds Lack the Diversity of Multi-Advisor Funds. The Partnership is managed by a single trading advisor. Therefore, the Partnership lacks the potential benefit of trading advisor diversification available in funds that are managed by more than one trading advisor.

Investors Should Not Rely on Past Performance of the General Partner or Blenheim In Deciding To Purchase Units. The past investment performance of other entities managed by the General Partner and Blenheim is not necessarily indicative of the Partnership’s or the Trading Company’s future results. No assurance can be given that the General Partner will succeed in meeting the investment objectives of the Partnership. An investor may lose all or substantially all of his or her investment in the Partnership.

The General Partner believes that past performance of Blenheim may be of interest to prospective investors, but encourages investors to look at such information as an example of the respective objectives of the Trading Manager and Blenheim rather than as any indication that the Partnership’s objectives will, in fact, be achieved.

The Trading Company and Partnership Incur Substantial Charges and Profits and Interest Income Generated Might Not Exceed Fixed Costs Causing Depletion of Assets. The Trading Company must pay substantial charges, and must generate profits and interest income which exceed its fixed costs in order to avoid depletion of its assets. The Trading Company is required to pay brokerage commissions and monthly management fees to Blenheim regardless of its performance. In addition, the Trading Company pays Blenheim an incentive fee equal to 20% of trading profits. Investors in the Partnership will be indirectly responsible for the expenses paid by the Trading Company. The Partnership pays the General Partner’s fee, and pays the Placement Agent’s ongoing compensation. In addition, the Partnership will pay the administrative, operating, offering and organizational expenses of the Partnership and the Trading Company as such expenses are incurred, not to exceed 0.25% annually of the Net Assets of the Partnership. To the extent that such administrative, operating, offering and organizational expenses exceed 0.25% annually of the Net Assets of the Partnership, the General Partner or Morgan Stanley Smith Barney will pay such expenses. In the case of the organizational expenses and initial offering costs of the Partnership, such costs and expenses will be paid by the General Partner or Morgan Stanley Smith Barney and reimbursed by the Partnership over a period of 12 months and similarly amortized on the Partnership’s books and records over a period of up to 12 months. Such costs and expenses will not be subject to the 0.25% limit as describe above.

Incentive Fees may be Paid by the Trading Company Even Though the Trading Company Sustains Trading Losses. The Trading Company pays Blenheim an incentive fee based upon the New Trading Profits it generates for the Trading Company. These New Trading Profits include unrealized appreciation on open positions. Accordingly, it is possible that the Trading Company will pay an incentive fee on New Trading Profits that do not become realized. Also, Blenheim will retain all incentive fees paid to it, even if it incurs a subsequent loss after payment of an incentive fee. Because Blenheim receives an incentive fee based on the New Trading Profits, Blenheim may have an incentive to make investments that are riskier than would be the case in the absence of such an incentive fee being paid to Blenheim based on New Trading Profits.

Restricted Investment Liquidity in the Units. There is no secondary market for the Units, and investors may not redeem Units other than as of the last Business Day of each month. A Limited Partner’s right to receive payment for a redemption of some or all of his or her Units is dependent upon (a) the Partnership having sufficient assets to pay its liabilities on the Redemption Date, and (b) the General Partner’s receipt of such Limited Partner’s Request for Redemption in the form provided by the General Partner no later than 3:00 p.m., New York City time, on the third Business Day before the end of the month. The General Partner will not permit a transfer, sale, pledge or assignment of Units unless it is satisfied that the transfer, sale, pledge or assignment would not be in violation of Delaware law or applicable federal, state, or foreign securities laws and notwithstanding any transfer, sale, pledge or assignment, the Partnership will continue to be classified as a partnership rather than as an association taxable as a corporation under the Internal Revenue Code of 1986, as amended (the “Code”). No transfer, sale, pledge or assignment of Units will be effective or recognized by the Partnership if the transfer, sale, pledge or assignment would result in the termination of the Partnership for U.S. federal income tax purposes. Any attempt to transfer, sell, pledge or assign Units in violation of the Partnership Agreement will be ineffective.

The General Partner Might Redeem All or Part of Its Investment in the Partnership Without Notice to the Limited Partners. The General Partner has a right to redeem all or part of its investment in the Partnership at any time without notice to the Limited Partners. For any such redemption, the General Partner will redeem its Units at the end of the month in the same manner as any Limited Partner would follow to redeem Units. Additionally, the General Partner has the right to redeem Units it holds in the event redemptions for Limited Partners are suspended.

The Partnership’s Structure Has Conflicts of Interest.

•

The General Partner, the Placement Agent, MS & Co., MSCG, MSIM and MSIP are affiliates. As a result, the fees and other compensation received by these parties and other terms relating to the operation of the Partnership and the sale of Units have not been negotiated independently.

•

“Bid-ask” spreads are incorporated in the price of all over-the-counter foreign exchange trades executed by the Trading Company, and MS & Co. and MSCG will potentially benefit from such spreads if Blenheim executes a substantial portion of over-the-counter foreign exchange trades with MS & Co. and MSCG.

•

Employees of the Placement Agent receive a portion of the ongoing Placement Agent fee paid by the Partnership. Therefore, these employees have a conflict of interest in making recommendations regarding the purchase or redemption of Units.

•

Blenheim, MS & Co., MSCG, MSIP and the General Partner and their affiliates may trade futures, forwards and options for their own accounts, and thereby compete with the Trading Company for positions. Also, the other commodity pools managed by the General Partner and Blenheim may compete with the Trading Company for futures, forwards, and options positions. These conflicts can result in less favorable prices on the Partnership’s transactions.

An Investment in Units May Not Diversify an Overall Portfolio. Because futures, forwards and options have historically performed independently of traditional investments in equities and bonds, the General Partner believes that managed futures funds like the Partnership can diversify a traditional portfolio of equities and bonds. However, the General Partner cannot assure the Limited Partners that the Partnership will perform with a significant degree of non- or low-correlation to Limited Partners’ other investments in the future. A Limited Partner may lose his or her entire investment in the Partnership.

Neither the Partnership nor the Trading Company are Registered Investment Companies. The Partnership and Trading Company are not required to register, and are not registered, as investment companies under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Accordingly, investors will not have the protections afforded by the Investment Company Act (which, among other matters, requires investment companies to have a majority of disinterested directors and regulates the relationship between the advisor and the investment company).

Assets Held in Accounts at U.S. Banks May Not Be Fully Insured. The assets of the Partnership that are deposited with Commodity Brokers or their affiliates may be placed in deposit accounts at U.S. banks. The Federal Deposit Insurance Corporation (“FDIC”) insures deposits held at its member banks for up to $250,000 (including principal and accrued interest) for each insurable capacity (e.g., individual accounts, joint accounts, corporate accounts, etc.). If the FDIC were to become receiver of a U.S. bank holding deposit accounts that were established by a Commodity Broker or one of its affiliates, then it is uncertain whether the Commodity Broker, the affiliate involved, the Trading Company, the Partnership, or the investor would be able to reclaim cash in the deposit accounts above $250,000.

THE UNITS ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. THEY ARE SUITABLE ONLY FOR PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT.

Risks Relating to Futures Interests Trading and the Futures Interests Markets

Futures Interests Trading is Speculative and Volatile. The rapid fluctuations in the market prices of futures, forwards, and options make an investment in the Partnership volatile. Volatility is caused by, among other things, changes in supply and demand relationships; weather; agricultural, trade, fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; and changes in interest rates. If Blenheim incorrectly predicts the direction of prices in futures, forwards, and options, large losses may occur. The Partnership’s performance will be volatile on a monthly and an annual basis. The Partnership could lose all or substantially all of its assets. The single-advisor feature of the Partnership may increase the return volatility relative to the performance of multi-advisor investment funds.

The Trading Company’s Futures Interests Trading is Highly Leveraged. Blenheim uses substantial leverage in trading the Partnership’s assets. Trading futures, forwards, and options involves substantial leverage, which could result in immediate and substantial losses. Due to the low margin deposits normally required in trading futures, forwards, and options (typically between 2% and 15% of the value of the contract purchased or sold), an extremely high degree of leverage is typical of a futures interests trading account. As a result, a relatively small price movement in futures, forwards, and options may result in immediate and substantial losses to the investor. For example, if 10% of the face value of a contract is deposited as margin for that contract, a 10% decrease in the value of the contract would cause a total loss of the margin deposit. A decrease of more than 10% in the value of the contract would cause a loss greater than the amount of the margin deposit.

The leverage employed by Blenheim in its trading can vary substantially from month to month. This leverage, expressed as the underlying value of the Trading Company’s positions compared to the average net assets of the Trading Company, is anticipated to range from two times the Trading Company’s net assets to ten times the Trading Company’s net assets. Under certain conditions, however, the Trading Company’s leverage could exceed (or be less than) such range.

Options Trading can be More Volatile than Futures Trading. The Trading Company may trade options on futures. Although successful options trading requires many of the same skills as successful futures trading, the risks are different. Successful options trading requires a trader to assess accurately near-term market volatility because that volatility is immediately reflected in the price of outstanding options. Correct assessment of market volatility can therefore be of much greater significance in trading options than it is in many long-term futures strategies where volatility does not have as great an effect on the price of a futures contract.

Market Illiquidity May Cause Less Favorable Trade Prices. Although Blenheim generally will purchase and sell actively-traded contracts where last trade price information and quoted prices are readily available, the price at which a sale or purchase occurs may differ from the price expected because there may be a delay between receiving a quote and executing a trade, particularly in circumstances where a market has limited trading volume and prices are often quoted for relatively limited quantities. In addition, most U.S. futures exchanges have established “daily price fluctuation limits” which preclude the execution of trades at prices outside of the limit, and, from time to time, the CFTC or the exchanges may suspend trading in market disruption circumstances. In these cases it is possible that the Trading Company could be required to maintain a losing position that it otherwise would execute and incur significant losses or be unable to establish a position and miss a profit opportunity.

Trading on Foreign Exchanges Presents Greater Risks to the Trading Company than Trading on U.S. Exchanges. The Trading Company trades on exchanges located outside the United States. Trading on U.S. exchanges is subject to CFTC regulation and oversight, including, for example, minimum capital requirements for commodity brokers, segregation of customer funds, regulation of trading practices on the exchanges, prohibitions against trading ahead of customer orders, prohibitions against filling orders off exchanges, prescribed risk disclosure statements, testing and licensing of industry sales personnel and other industry professionals, and recordkeeping requirements. Trading on foreign exchanges is not regulated by the CFTC or any other U.S. governmental agency or instrumentality and may be subject to regulations that are different from those to which U.S. exchange trading is subject, provide less protection to investors than trading on U.S. exchanges, and may be less vigorously enforced than regulations in the U.S.

The percentage of the Trading Company’s positions which are traded on foreign exchanges can vary significantly from month to month.

Positions on foreign exchanges also are subject to the risk of, among other things, exchange controls, expropriation, excessive taxation or government disruptions.

The Trading Company may incur losses when determining the value of its foreign positions in U.S. dollars because of fluctuations in exchange rates.

The Unregulated Nature of the Over-The-Counter Markets Creates Counterparty Risks that Do Not Exist in Futures Trading on Exchanges. Unlike futures contracts, over-the-counter “spot” and forward contracts are entered into between private parties off an exchange and are not regulated by the CFTC or by any other U.S. or foreign governmental agency. Due to the fact that such contracts are not traded on an exchange, the performance of those contracts is not guaranteed by an exchange or its clearinghouse and the Trading Company is at risk with respect to the ability of the counterparty to perform on the contract, including the creditworthiness of the counterparty. Trading in the over-the-counter foreign exchange markets is not regulated; therefore, there are no specific standards or regulatory supervision of trade pricing and other trading activities that occur in those markets. The Trading Company trades such contracts with MS & Co. and MSCG, and is at risk with respect to the creditworthiness and trading practices of each of MS & Co. and MSCG as the counterparty to the contracts.

The Dodd-Frank Act will affect the manner in which OTC swap transactions are traded and the credit risk associated with such trading. Depending upon actions taken by regulatory authorities, these changes may also affect the manner of trading of OTC foreign currency transactions. The general effective date of the derivatives portion of the Dodd-Frank Act is one year following its enactment. Transactions that have been entered into prior to implementation of the provisions of the Dodd-Frank Act will remain in effect. Accordingly, even after the new regulatory framework is fully implemented, the risks of OTC foreign exchange transactions will continue to be considerations with respect to transactions entered into prior to the implementation of the provisions of the Dodd-Frank Act.

The percentage of the Trading Company’s positions that are expected to constitute forward currency contracts can vary substantially from month to month.

The Trading Company has Credit Risk to the Commodity Brokers if They are Unable to Perform as Either the Futures Commission Merchant or Counterparty. The Trading Company has credit risk because the Commodity Brokers act as the futures commission merchants for futures transactions or the counterparties of OTC transactions, with respect to most of the Trading Company’s assets. As such, in the event that the Commodity Brokers are unable to perform, the Trading Company’s assets are at risk and, in such event, investors may only recover a pro rata share of their investment in the Partnership or nothing at all. Exchange-traded futures and futures-styled option contracts are marked to market on a daily basis, with variations in value credited or charged to the Trading Company’s account on a daily basis. The Commodity Brokers, as futures commission merchants for the Trading Company’s exchange-traded contracts, are required, pursuant to CFTC regulations, to segregate from their own assets, and for the sole benefit of their commodity customers, all funds held by them with respect to exchange-traded futures and futures-styled options contracts, including an amount equal to the net unrealized gain on all open futures and futures-styled options contracts. With respect to the Trading Company’s over-the-counter foreign exchange contracts with MS & Co. and MSCG, prior to implementation of the Dodd-Frank Act’s provisions, there are no daily settlements of variations in value, and there is no requirement to segregate funds held with respect to such contracts. In the event of a shortfall in segregated customer funds held by the futures commission merchant, the Trading Company’s assets on account with the futures commission merchant may be at risk, and in such event, the Trading Company may only recover a pro rata share of the available customer funds.

Risks Relating to Blenheim

The General Partner has No Control Over the Trading Program, but Relies on Blenheim to Trade Successfully. Blenheim is responsible for making all futures, forwards, and options trading decisions on behalf of the Trading Company. The General Partner has no control over the specific trades Blenheim may make, leverage used, risks and/or concentrations assumed or whether Blenheim will act in accordance with the disclosure documents or descriptive materials furnished by them to the General Partner. The General Partner can provide no assurance that the trading program employed by Blenheim will be successful. Blenheim, in turn, is dependent upon the services of a limited number of persons to develop and refine their trading approaches and strategies and execute the trading transactions. The loss of the services of any of Blenheim’s principals or key employees, or the failure of those principals or key employees to function effectively as a team, may have an adverse effect on Blenheim’s ability to manage its trading activities successfully, or may cause Blenheim to cease operations entirely. This, in turn, could negatively the Partnership’s performance.

Increasing the Assets Managed by Blenheim may Adversely Affect Performance. The rates of return achieved by a trading advisor often diminish as the assets under its management increases. This can occur for many reasons, including the inability of the trading advisor to execute larger position sizes at desired prices and because of the need to adjust the trading advisor’s trading program to avoid exceeding speculative position limits. These are limits established by the CFTC and the exchanges on the number of speculative futures and options contracts in a commodity that one trader may own or control. Blenheim has not agreed to limit the amount of additional assets that they will manage.

Limited Partners will not be Aware of Changes to the Trading Program. Because of the proprietary nature of the Blenheim’s trading program, Limited Partners generally will not be advised if adjustments are made to Blenheim’s trading program in order to accommodate additional assets under management or for any other reason.

Blenheim may Terminate its Advisory Agreement and the Trading Manager May Not be Able to Enter into a Comparable Agreement with Another Trading Advisor. The advisory agreement with Blenheim automatically renews every three months unless terminated by the Trading Manager or Blenheim. In the event the advisory agreement is not renewed, the Trading Manager may not be able to enter into an arrangement with Blenheim or another trading advisor on terms substantially similar to the advisory agreement described in this Memorandum.

Disadvantages of Replacing or Switching Trading Advisors. Blenheim is required to recoup previous trading losses before it can earn performance-based compensation. However, the Trading Manager may elect to replace Blenheim if it has a “loss carry-forward.” In that case, the Trading Company would lose the “free ride” of any potential recoupment of the prior loses. In addition, the new trading advisor(s) would earn performance-based compensation on the first dollars of investment profits. The effect of the replacement of or the reallocation of assets away from Blenheim therefore could be significant.

Taxation Risks

Limited Partners May Have Tax Liability Attributable To Such Limiter Partner’s Interest in the Partnership Even If They Have Received No Distributions and Redeemed No Units and Even if the Partnership Generated a Loss. If the Partnership has profit for a taxable year, the profit will be includible in each Limited Partner’s taxable income, whether or not cash or other property is actually distributed to such Limited Partner by the Partnership. The General Partner presently does not intend to make any distributions from the Partnership. Accordingly, it is anticipated that U.S. federal income taxes on each Limited Partner’s allocable share of the Partnership’s profits will exceed the amount of distributions to such Limited Partner, if any, for a taxable year, so that each Limited Partner must be prepared to fund any tax liability from redemptions of Units or other sources. In addition, the Partnership may have capital losses from trading activities that cannot be deducted against the Partnership’s interest income so that Limited Partners may have to pay taxes on interest income even if the Partnership generates a net loss.

The Partnership’s Tax Returns Could be Audited which Could Result in an Adjustment Requiring Limited Partners to Pay Additional Tax. The IRS could audit the Partnership’s federal income tax returns. If an audit results in an adjustment to the Partnership’s tax return, Limited Partners could be required to file amended returns and pay additional tax.

Limited Partners Will Recognize Short-Term Capital Gain When Profits from Certain Futures, Currency and Option Contracts are Taxed. Profits on futures contracts traded in regulated U.S. and some foreign exchanges, foreign currency contracts traded in the interbank market, and U.S. and some foreign exchange-traded options on commodities are generally taxed as short-term capital gain to the extent of 40% of gains with respect to section 1256 contracts and at least 50% of the gain arising from a mixed straddle account (an account for determining gains and losses from all positions held as capital assets in a designated class of activities by the taxpayer) and are currently taxed at a maximum marginal ordinary U.S. federal income tax rate of 35%.

The IRS Could Challenge Allocations of Recognized Gains to Limited Partners who Redeem. The Partnership Agreement provides that recognized gains may be specially allocated for tax purposes to redeeming Limited Partners. If the IRS were to successfully challenge such allocations, each remaining Limited Partner’s share of recognized gains would be increased.

The IRS Could Take the Position that Deductions for Certain Partnership Expenses Are Subject To Various Limitations. Non-corporate taxpayers are subject to certain limitations for deductions for “investment advisory expenses” for U.S. federal income tax and alternative minimum tax purposes. The IRS could argue that certain Partnership expenses are investment advisory expenses. Prospective investors should discuss with their tax advisors the tax consequences of an investment in the Partnership.

Item 2.	Financial Information.

(a)	Selected Financial Data.

The Partnership commenced trading operations on November 1, 2010. The selected financial data below should be read in conjunction with the Partnership’s audited financial statements found elsewhere in this Registration Statement.

Selected Financial Data (in dollars)

For the period from November 1, 2010 (commencement of trading operations) to December 31, 2010
$
Total Trading Results including interest income	2,845,882
Net Income	2,043,535
Net Income per Unit	78.16
Total Assets	57,381,310
Total Partners’ Capital	57,300,554
Net Asset Value per Unit	1,078.16

(b)	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

(1) Liquidity.

MS & Co. and its affiliates act as custodians of the Trading Company’s assets pursuant to customer agreements and foreign exchange customer agreement. The Partnership allocates substantially all of its assets to the Trading Company. Such assets are deposited in the Trading Company’s trading accounts with MS & Co. or its affiliates. The funds in such accounts are available for margin and are used to engage in futures interest trading pursuant to instructions provided by Blenheim. The assets are held in either non-interest bearing bank accounts or in securities and instruments permitted by the Commodity Futures Trading Commission for investment of customer segregated or secured funds. Since the Partnership’s sole purpose is to trade futures interests indirectly through the investment in the Trading Company, it is expected that the Trading Company will continue to own such liquid assets for margin purposes.

The Trading Company’s investment in futures interests may, from time to time, be illiquid. Most U.S. futures exchanges limit fluctuations in prices during a single day by regulations referred to as “daily price fluctuation limits” or “daily limits.” Trades may not be executed at prices beyond the daily limit. If the price for a particular futures or options contract has increased or decreased by an amount equal to the daily limit, positions in that futures or options contract can neither be taken nor liquidated unless traders are willing to effect trades at or within the limit. Futures prices have occasionally moved the daily limit for several consecutive days with little or no trading. These market conditions could prevent the Trading Company from promptly liquidating their futures or options contracts and result in restrictions on redemptions.

There is no limitation on daily price moves in trading forward contracts on foreign currencies. The markets for some world currencies have low trading volume and are illiquid, which may prevent the Trading Company from trading in potentially profitable markets or prevent the Trading Company from promptly liquidating unfavorable positions in such markets, subjecting them to substantial losses. Either of these market conditions could result in restrictions on redemptions. For the periods covered by this report, illiquidity has not materially affected the Partnership’s assets.

There are no known material trends, demands, commitments, events, or uncertainties at the present time that are reasonably likely to result in the Partnership’s liquidity increasing or decreasing in any material way.

(2) Capital Resources.

The Partnership does not have, nor does it expect to have, any capital assets. Redemptions, exchanges, and sales of Units in the future will affect the amount of funds available for investments in Futures Interests in subsequent periods. It is not possible to estimate the amount, and therefore the impact, of future inflows and outflows of Units. There are no known material trends, favorable or unfavorable, that would affect, nor any expected material changes to, the Partnership’s capital resource arrangements at the present time.

(3) Results of Operations

The Partnership recorded total trading results including interest income of $2,845,882 and expenses totaling $802,347, resulting in net income of $2,043,535 for the period from November 1, 2010 (commencement of trading operations) to December 31, 2010. The components of expenses include: Allocation from Trading Company (recorded as a reduction of the pro rata interest of the Partnership interest in the Trading Company): $609,066 ($45,154 from management fees; $559,181 from incentive fees and $4,731 from other expenses]; Ongoing placement agent fees: $68,012; Administrative fees: $22,671; Organizational costs: $96,931; and miscellaneous: $5,667. The general partner fee is recorded at the Partnership level.

The Partnership’s net asset value per Unit is provided in the table below.

NAV@ 11/1/10	NAV@ 12/31/10
$1,000.00	$1,078.16

Total redemptions and subscriptions for the period from November 1, 2010 (commencement of trading operations) to December 31, 2010 were $0 and $51,121,177, respectively, and the Partnership’s ending capital was $57,300,554 at December 31, 2010.

The most significant trading gains were achieved within the metals sector, primarily during December, from long futures positions in copper, aluminum, and tin as prices increased amid strong import data in China, the world’s biggest base metals user. Furthermore, copper futures prices reached an all-time high following news of supply interruptions at a major Chilean copper mine. Additional gains in the metals were recorded during December from long positions in palladium futures. Within the agricultural complex, gains were recorded primarily during December due to long futures positions in corn and soybeans as prices reached a 29-month high and 28-month high, respectively, amid supply concerns due to drought-like conditions in Argentina, the world’s second-biggest exporter of corn and third-biggest exporter of soybeans. Elsewhere, long positions in sugar futures resulted in gains as prices rose to a 30-year high in December on mounting concern that dry weather in Brazil, the world’s biggest sugar producer, and record rainfall in Australia may slash worldwide supplies. Gains were also experienced within the global interest rate sector, primarily during November, from short positions in long-term U.S. fixed-income futures as prices declined after the U.S. Treasury reported the lowest demand for government bonds in over nine months and a better-than-expected report on U.S. initial jobless claims. Within the currency markets, gains were recorded primarily in November from short positions in the Japanese yen and euro versus the U.S. dollar as the value of the U.S. dollar moved higher against these currencies after concern that Europe’s weakest economies face difficulty reducing their budget deficits boosted demand for the “safe-haven” U.S.

currency. Furthermore, the U.S. dollar reached a near eight-week high against the Japanese yen towards the end of November amid growing expectations for further climbs in the U.S. currency. Within the energy sector, gains were achieved primarily during December from long futures positions in crude oil and gas oil as prices rose after a report revealed U.S. consumer confidence advanced to a six-month high, signaling that energy demand may increase. Lastly, gains were recorded in the global stock index markets, primarily during December, due to long positions in U.S. equity index futures as prices were supported higher by upbeat U.S. economic reports.

(4) Off-Balance Sheet Arrangements

Not Applicable.

(5) Tabular Disclosure of Contractual Obligations

Not Applicable.

(c)	Quantitative and Qualitative Disclosures About Market Risk.

All of the Partnership’s assets are subject to the risk of trading loss through its investments in the Trading Company, which invests substantially all of its assets in Blenheim’s trading program. The market-sensitive instruments held by the Trading Company are acquired for speculative trading purposes, and substantially all of the Trading Company’s assets are subject to the risk of trading loss. Unlike an operating company, the risk of market-sensitive instruments is integral, not incidental, to the Trading Company’s main line of business.

The futures, forwards and options traded by the Trading Company involve varying degrees of related market risk. Market risk is often dependent upon changes in the level or volatility of interest rates, exchange rates and prices of financial instruments and commodities. These factors result in frequent changes in the fair value of the Trading Company’s open positions, and consequently in their earnings, whether realized or unrealized, and cash flow. Gains and losses on open positions of exchange-traded futures, exchange-traded forward, and exchange-traded futures-styled options contracts are settled daily through variation margin. Gains and losses on off-exchange-traded forward currency contracts and forward currency options contracts are settled upon termination of the contract. However, the Trading Company is required to meet margin requirements equal to the unrealized loss on open forward currency contracts in the Trading Company’s accounts with the counterparty, which is accomplished by daily maintenance of the cash balance in a custody account held at MS & Co.

The total market risk of the Trading Company may increase or decrease as it is influenced by a wide variety of factors, including, but not limited to, the diversification among the Trading Company’s open positions, the volatility present within the markets, and the liquidity of the markets.

The face value of the market sector instruments held by the Trading Company is typically many times the applicable margin requirements. Margin requirements generally range between 2% and 15% of contract face value. Additionally, the use of leverage causes the face value of the market sector instruments held by the Trading Company typically to be many times the total capitalization of the Trading Company.

The Partnership’s and the Trading Company’s past performance are no guarantee of their future results. Any attempt to numerically quantify the Trading Company’s market risk is limited by the uncertainty of their speculative trading. The Trading Company’s speculative trading and use of leverage may cause future losses and volatility (i.e., “risk of ruin”) that far exceed the Trading Company’s experience to date disclosed under the “Trading Company’ Value at Risk in Different Market Sectors” section and significantly exceed the Value at Risk (“VaR”) tables disclosed below.

Limited partners will not be liable for losses exceeding the current net asset value of their investment.

Quantifying the Trading Company’s Trading Value at Risk

The following quantitative disclosures regarding the Trading Company’s market risk exposures contain “forward-looking statements” within the meaning of the safe harbor from civil liability provided for such statements by the Private Securities Litigation Reform Act of 1995 (set forth in Section 21E of the Exchange Act). All quantitative disclosures in this section are deemed to be forward-looking statements for purposes of the safe harbor, except for statements of historical fact.

The Trading Company accounts for open positions on the basis of mark to market accounting principles. Any loss in the market value of the Trading Company’s open positions is directly reflected in the Trading Company’s earnings and cash flow.

The Trading Company’s and the Partnership’s risk exposure in the various market sectors traded by Blenheim is quantified below in terms of Value at Risk. Due to the Trading Company’s mark-to-market accounting, any loss in the fair value of the Trading Company’s open positions is directly reflected in the Trading Company’s earnings (realized or unrealized) and cash flow.

Exchange maintenance margin requirements have been used by the Trading Company as the measure of its Value at Risk. Maintenance margin requirements are set by exchanges to equal or exceed the maximum losses reasonably expected to be incurred in the fair value of any given contract in 95%-99% of any one-day intervals. The maintenance margin levels are established by dealers and exchanges using historical price studies as well as an assessment of current market volatility (including the implied volatility of the options on a given futures contract) and economic fundamentals to provide a probabilistic estimate of the maximum expected near-term one-day price fluctuation. Maintenance margin has been used rather than the more generally available initial margin, because initial margin includes a credit risk component which is not relevant to Value at Risk.

In the case of market sensitive instruments which are not exchange traded (almost exclusively currencies in the case of the Trading Company), the margin requirements for the equivalent futures positions have been used as Value at Risk. In those rare cases in which a futures-equivalent margin is not available, dealers’ margins have been used.

The fair value of the Trading Company’s futures and forward positions does not have any optionality component. However, Blenheim does trade commodity options. The Value at Risk associated with options is reflected in the following table as the margin requirement attributable to the instrument underlying each option. Where this instrument is a futures contract, the futures margin, and where this instrument is a physical commodity, the futures-equivalent maintenance margin has been used. This calculation is conservative in that it assumes that the fair value of an option will decline by the same amount as the fair value of the underlying instrument, whereas, in fact, the fair values of the options traded by the Trading Company in almost all cases fluctuate to a lesser extent than those of the underlying instruments.

In quantifying the Trading Company’s Value at Risk, 100% positive correlation in the different positions held in each market risk category has been assumed. Consequently, the margin requirements applicable to the open contracts have simply been added to determine each trading category’s aggregate Value at Risk. The diversification effects resulting from the fact that the Trading Company’s positions are rarely, if ever, 100% positively correlated have not been reflected.

The Trading Company’s Value at Risk in Different Market Sectors (unaudited)

The following tables indicates the trading Value at Risk associated with the Trading Company’s open positions by market category as of December 31, 2010, and the highest, lowest and average value at any point during the period November 1, 2010 (commencement of trading operations) to December 31, 2010. All open position trading risk exposures of the Trading Company have been included in calculating the figures set forth below. As of December 31, 2010, the Trading Company’s total capitalization was $208,652,878. The Partnership owned 12.1% of the Trading Company.

December 31, 2010
Market Sector	Value at Risk	% of Total Capitalization	High Value at Risk	Low Value at Risk	Average Value at Risk*
Commodity	$2,772,910	1.33%	$2,772,910	$1,513,717	$2,060,925
Interest Rate	473,501	0.23	496,912	144,834	396,732
Equity	1,953	0.00	36,684	1,952	16,365
Currency	56,018	0.03	62,764	12,212	36,177

	$3,304,382	1.59%

Limitations on Value at Risk as an Assessment of Market Risk

The face value of the market sector instruments held by the Trading Company is typically many times the applicable maintenance margin requirement (margin requirements generally range between 2% and 15% of contract face value) as well as many times the capitalization of the Trading Company. The magnitude of the Trading Company’s open positions creates a “risk of ruin” not typically found in most other investment vehicles. Because of the size of its positions, certain market conditions — unusual, but historically recurring from time to time — could cause the Trading Company to incur severe losses over a short period of time. The foregoing Value at Risk table — as well as the past performance of the Partnership/Trading Company — give no indication of this “risk of ruin.”

Non-Trading Risk

The Trading Company has non-trading market risk on its foreign cash balances not needed for margin. However, these balances (as well as any market risk they represent) are immaterial.

Qualitative Disclosures Regarding Primary Trading Risk Exposures

The following were the primary trading risk exposures of the Partnerships at December 31, 2010, by market sector. The Partnership is exposed to trading risk through its investments in the Trading Company. It may be anticipated, however, that these market exposures will vary materially over time.

Interest Rates. Interest rate movements directly affect the price of the futures positions held by the Partnership and indirectly the value of its stock index and currency positions. Interest rate movements in one country as well as relative interest rate movements between countries materially impact the Partnership’s profitability. The Partnership’s primary interest rate exposure is to interest rate fluctuations in the United States.

Currencies. The Partnership’s currency exposure is to exchange rate fluctuations, primarily fluctuations which disrupt the historical pricing relationships between different currencies. These fluctuations are influenced by interest rate changes as well as political and general economic conditions. The General Partner does not anticipate that the risk profile of the Partnership’s currency sector will change significantly in the future.

Equity. The Partnership’s primary equity exposure is to equity price risk in the G-8 countries, particularly the United States. The stock index futures traded by the Partnership are limited to futures on broadly based indices. As of December 31, 2010 the Partnership’s primary exposures were in the S&P 500 (U.S.) stock indices. The General Partner anticipates little, if any, trading in non-G-8 stock indices. The Partnership is primarily exposed to the risk of adverse price trends or static markets in the major U.S.

indices. (Static markets would not cause major market changes but would make it difficult for the Partnership to avoid being “whipsawed” into numerous small losses.)

Metals. The Partnership’s primary metal market exposure is to fluctuations in the price of copper. Although certain Blenheim will from time to time trade precious metals, such as palladium and platinum, the principal market exposures of the Partnership have consistently been in the base metals, including copper, aluminum, and tin.

Grains. The Partnership’s trading risk exposure in the grains is to agricultural price movements which are often directly affected by severe or unexpected weather conditions. Corn and Soybeans accounted for the majority of the Partnership’s grain exposure as of December 31, 2010.

Softs. The Partnership’s primary trading risk exposure in the soft commodities is to agricultural-related price movements which are often directly affected by severe or unexpected weather conditions. Cocoa and sugar accounted for the bulk of the Partnership’s soft commodity exposure as of December 31, 2010.

Energy. The Partnership’s primary energy market exposure is to oil and natural gas price movements, often resulting from political developments in the Middle East and weather conditions. Energy prices can be volatile and substantial profits and losses, which have been experienced in the past, are expected to continue to be experienced in these markets in the future.

Qualitative Disclosures Regarding Non-Trading Risk Exposure

The following were the only non-trading risk exposures of the Trading Company as of December 31, 2010.

Foreign Currency Balances. The Trading Company’s primary foreign currency balances are in British pounds. Blenheim regularly converts foreign currency balances to dollars in an attempt to control the Trading Company’s non-trading risk.

Qualitative Disclosures Regarding Means of Managing Risk Exposure

The General Partner monitors and controls the Partnership’s, through its investment in the Trading Company risk exposure on a daily basis through financial, credit and risk management monitoring systems and accordingly believes that it has effective procedures for evaluating and limiting the credit and market risks to which the Trading Company is subject.

The General Partner monitors the Trading Company’s performance and the concentration of its open positions, and consults with Blenheim concerning the Trading Company’s overall risk profile. If the General Partner felt it necessary to do so, the General Partner could require Blenheim to close out individual positions as well as enter certain positions traded on behalf of the Trading Company. However, any such intervention would be a highly unusual event. The General Partner primarily relies on Blenheim’s own risk control policies while maintaining a general supervisory overview of the Trading Company’s market risk exposures.

Blenheim applies its own risk management policies to its trading. Blenheim often follows diversification guidelines, margin limits and stop loss points to exit a position. Blenheim’s research of risk management often suggests ongoing modifications to its trading programs.

As part of the General Partner’s risk management, the General Partner periodically meets with Blenheim to discuss its risk management and to look for any material changes to Blenheim’s portfolio balance and trading techniques. Blenheim is required to notify the General Partner of any material changes to its programs.

Item 3.	Properties.

The Partnership does not own or lease any properties. The General Partner operates out of facilities operated by its parent, Morgan Stanley. The address is 522 Fifth Avenue, 14th Floor, New York, New York 10036.

Item 4.	Security Ownership of Certain Beneficial Owners and Management.

(a)	Security ownership of certain beneficial owners.

As of December 31, 2010, no investor owned more than five percent (5%) of the outstanding Units of the Partnership.

(b)	Security ownership of management.

As of December 31, 2010, the officers and directors of the General Partner did not own any Units.

(c)	Changes in Control.

None.

Item 5.	Directors and Executive Officers.

The Partnership has no officers or directors and its affairs are managed by its General Partner. The officers and directors of the General Partner are listed along with the biographies below:

Walter Davis, age 45, is President and Chairman of the Board of Directors of the General Partner (since June 2010). Mr. Davis was registered as an “associated person,” of the General Partner and listed as a principal in June 2010. (An associated person is defined under CFTC regulation as an individual who solicits orders, customers or customer funds (or who supervises persons so engaged) on behalf of a futures commission merchant, retail foreign exchange dealer, introducing broker, commodity trading advisor or commodity pool operator.) Mr. Davis is responsible for the oversight of the General Partner’s funds and accounts. Prior to the combination of Demeter and Ceres effective December 1, 2010, Mr. Davis served as Chairman of the Board of Directors and President of Demeter, a registered commodity pool operator. Mr. Davis was a principal and associated person of Demeter from May 2006 to December 2010 and July 2006 to December 2010, respectively. Mr. Davis was an associated person of Morgan Stanley DW Inc., a financial services firm, from August 2006 to April 2007, when, because of the merger of Morgan Stanley DW Inc. into MS & Co., a global financial services firm, he became an associated person of MS & Co. (due to the transfer of his original registration as an associated person of Morgan Stanley DW Inc.). Prior to becoming an associated person in August 2006, Mr. Davis was responsible for overseeing the sales and marketing of MS & Co.’s managed futures funds to high net worth and institutional investors on a global basis. Mr. Davis withdrew as an associated person of MS & Co. in June 2009. Mr. Davis has been an associated person of Morgan Stanley Smith Barney since June 2009. Morgan Stanley Smith Barney is registered as a broker dealer with FINRA, an investment adviser with the SEC and a futures commission merchant with the CFTC. Mr. Davis is a Managing Director of Morgan Stanley Smith Barney and the Director of Morgan Stanley Smith Barney’s Managed Futures Department. Prior to joining Morgan Stanley in September 1999, Mr. Davis worked for Chase Manhattan Bank’s Alternative Investment Group from January 1992 until September 1999, where his principal duties included marketing managed futures funds to high net worth investors, as well as developing and structuring managed futures funds. Throughout his career, Mr. Davis has been involved with the development, management and marketing of a diverse array of commodity pools, hedge funds and other alternative investment vehicles. Mr. Davis received an M.B.A. in Finance and International Business from the Columbia University Graduate School of Business in 1992 and a B.A. in Economics from the University of the South in 1987.

Jennifer Magro, age 38, is Chief Financial Officer and Director of the General Partner (since October 2006 and May 2005, respectively). Ms. Magro was listed as a principal in June 2005. Ms. Magro served as Vice President and Secretary of the General Partner from August 2001 to December 2010 and June 2010 to December 2010, respectively. She was also a Managing Director of Citi Alternative Investments (“CAI”), a division of Citigroup that administered its hedge fund and fund of funds business, and was Chief Operating Officer of CAI’s Hedge Fund Management Group from October 2006 to July 2009. Ms. Magro is responsible for the financial, administrative and operational functions of the General Partner. She is also responsible for the accounting and financial and regulatory reporting of the General Partner’s managed futures funds. From March 1999 to July 2009, Ms. Magro was responsible for the accounting and financial and regulatory reporting of Citigroup’s managed futures funds. She had similar responsibilities with CAI’s Hedge Fund Management Group (from October 2006 to July 2009). Prior to joining the General Partner in January 1996, Ms. Magro was employed by Prudential Securities Inc., a securities brokerage services company, (from July 1994) as a staff accountant whose duties included the calculation of net asset values for commodity pools and real estate investment products. Ms. Magro received a B.S. in Accounting from the State University of New York, Oswego in 1993.

Michael McGrath, age 41, has been a Director of the General Partner since June 2010. Mr. McGrath was listed as a principal in June 2010. Mr. McGrath was a principal and Director of Demeter from May 2006 until Demeter’s combination with the General Partner in December 2010. Mr. McGrath is a Managing Director of Morgan Stanley Smith Barney and currently serves as the Head of Alternative Investments for the Global Wealth Management Group of Morgan Stanley Smith Barney. He also serves on the Management Committee of the Global Wealth Management Group. Prior to his current role, Mr. McGrath served as the Director of Product Management for the Consulting Services Group in Morgan Stanley as well as the Chief Operating Officer for Private Wealth Management North America and Private Wealth Management Latin America (the Americas) and the Director of Product Development for Morgan Stanley’s Global Wealth Management Group. Mr. McGrath served as a Managing Director of Morgan Stanley from May 2004 until May 2009, when Mr. McGrath became a Managing Director of Morgan Stanley Smith Barney. Mr. McGrath joined Morgan Stanley from Nuveen Investments, a publicly traded investment management company headquartered in Chicago, Illinois, where he worked from July 2001 to May 2004. At Nuveen Investments, Mr. McGrath served as a Managing Director and oversaw the development of alternative investment products catering to high net worth investors. Mr. McGrath received his B.A. degree from Saint Peters College in 1990, and currently serves on the school’s Board of Regents. He received his M.B.A. in Finance from New York University in 1996.

Douglas J. Ketterer, age 45, has been a Director of the General Partner since December 2010. Mr. Ketterer was listed as a principal in December 2010. Mr. Ketterer was a principal of Demeter from October 2003 until Demeter’s combination with the General Partner in December 2010. Mr. Ketterer is a Managing Director and Head of the US Private Wealth Management Group within Morgan Stanley Smith Barney. Mr. Ketterer joined MS & Co. in March 1990 and has served in many roles in the corporate finance/investment banking, asset management, and wealth management divisions of the firm; most recently as Chief Operating Officer, Wealth Management Group and Head of the Products Group with responsibility for a number of departments (including, among others, the Alternative Investments Group, Consulting Services Group, Annuities & Insurance Department and Retirement & Equity Solutions Group) which offered products and services through MS & Co.’s Global Wealth Management Group. Mr. Ketterer received his M.B.A. from New York University’s Leonard N. Stern School of Business and his B.S. in Finance from the University at Albany’s School of Business.

Ian Bernstein, age 48, is a Director of the General Partner. Mr. Bernstein has been a Director, and listed as a principal, of the General Partner since December 2010. Mr. Bernstein held various positions, including Managing Director, within the Capital Markets group at Morgan Stanley DW Inc. from October 1984 to April 2007, when Morgan Stanley DW Inc. was merged into its institutional affiliate, MS & Co. and became the Global Wealth Management Division of MS & Co. Mr. Bernstein first served as a Managing Director with MS & Co. in March 2004, prior to its merger with Morgan Stanley DW Inc. Since June 1, 2009, Mr. Bernstein has served as a Managing Director of Capital Markets at Morgan Stanley Smith Barney, a new broker dealer formed as a result of a joint venture between Citigroup Inc. and Morgan Stanley. The respective retail business of MS & Co. and Citigroup Inc. (formerly known as Smith Barney)

was contributed to Morgan Stanley Smith Barney. Mr. Bernstein has continued as Managing Director of both Morgan Stanley Smith Barney, the retail broker-dealer, and MS & Co., the institutional broker dealer, up to the present. Mr. Bernstein received his M.B.A. from New York University’s Leonard N. Stern School of Business in 1988, and his B.A. from the University of Buckingham in 1980.

Harry Handler, age 51, has been a Director of the General Partner since December 2010. Mr. Handler became registered as an associated person of the General Partner and listed as a principal in December 2010. Mr. Handler was a principal and associated person of Demeter from May 2005 until Demeter’s combination with the General Partner in December 2010, and from April 2006 until December 2010 respectively, and an associate member of the NFA since August 1985. Mr. Handler was an associated person of Morgan Stanley DW Inc., a financial services firm, from February 1984 to on or about April 2007, when, because of the merger of Morgan Stanley DW Inc. into MS & Co., he became an associated person of MS & Co. due to the transfer of his original registration as an associated person of Morgan Stanley DW Inc. Mr. Handler withdrew as an associated person of MS & Co. in June 2009. Mr. Handler has been an associated person of Morgan Stanley Smith Barney since June 2009. Mr. Handler serves as an Executive Director at Morgan Stanley Smith Barney in the Global Wealth Management Group. Mr. Handler works in the Capital Markets Division and is responsible for Electronic Equity and Securities Lending. Additionally, Mr. Handler serves as Chairman of the Global Wealth Management Group’s Best Execution Committee. In his prior position, Mr. Handler was a Systems Director in Information Technology, in charge of Equity and Fixed Income Trading Systems along with the Special Products, such as Unit Trusts, Managed Futures, and Annuities. Prior to his transfer to the Information Technology Area, Mr. Handler managed the Foreign Currency and Precious Metals Trading Desk of Dean Witter, a financial services firm and predecessor company to Morgan Stanley, from July 1982 until January 1984. He also held various positions in the Futures Division where he helped to build the Precious Metals Trading Operation at Dean Witter. Before joining Dean Witter, Mr. Handler worked at Mocatta Metals, a precious metals trading firm and futures broker that was sold to Standard Charted Bank in the 1980’s, as an Assistant to the Chairman from March 1980 until June 1982. His roles at Mocatta Metals included positions on the Futures Order Entry Desk and the Commodities Exchange Trading Floor. Additional work included building a computerized Futures Trading System and writing a history of the company. Mr. Handler graduated on the Dean’s List from the University of Wisconsin-Madison with a B.A. degree and a double major in History and Political Science.

Patrick T. Egan, age 41, has been a Director of the General Partner since December 2010. Mr. Egan became registered as an associated person of the General Partner and listed as a principal in December 2010. Mr. Egan has been an associate member of the NFA since December 23, 1997. Mr. Egan has been an associated person of Morgan Stanley Smith Barney since November 2010. Mr. Egan was an associated person of Morgan Stanley DW Inc., a financial services firm, from February 9, 1998 to April 2, 2007, when, because of the merger of Morgan Stanley DW Inc. into MS & Co., he became an associated person of MS & Co. due to the transfer of his original registration as an associated person of Morgan Stanley DW Inc. Mr. Egan was an associated person of MS & Co. from April 2007 to November 2010. Mr. Egan is an Executive Director at Morgan Stanley Smith Barney and currently serves as the Co-Chief Investment Officer for Morgan Stanley Smith Barney Managed Futures. Prior to his current role, Mr. Egan served as the Head of Due Diligence & Manager Research for Morgan Stanley’s Managed Futures Department from October 2003 until the formation of Morgan Stanley Smith Barney in June 2009. From March 1993 through September 2003, Mr. Egan was an analyst and manager within the Managed Futures Department for Morgan Stanley DW Inc., and its predecessor firm, Dean Witter Reynolds, Inc., a financial services firm, with his primary responsibilities being dedicated to the product development, due diligence, investment analysis and risk management of the firm’s commodity pools. Mr. Egan began his career in August 1991, joining Dean Witter Intercapital, the asset management arm of Dean Witter Reynolds, Inc., until March 1993 when he joined the firm’s Managed Futures Department. Mr. Egan received a Bachelor of Business Administration with a concentration in Finance from the University of Notre Dame in May 1991. Mr. Egan is a former Director to the Managed Funds Association’s Board of Directors, a position he was elected to by industry peers for two consecutive two-year terms, from November 2004 to October 2006 and November 2006 to October 2008.

Alper Daglioglu, age 33, has been a Director, and listed as a principal, of the General Partner since December 2010. Mr. Daglioglu is an Executive Director at Morgan Stanley Smith Barney and the Co-Chief Investment Officer for Morgan Stanley Smith Barney Managed Futures. Mr. Daglioglu also serves on the Alternative Investments Product Review Committee of Morgan Stanley Smith Barney’s Alternative Investments Group. Prior to his current role, Mr. Daglioglu was a Senior Analyst at the Product Origination Group within Morgan Stanley Managed Futures Department from December 2003 until the formation of Morgan Stanley Smith Barney in June 2009. In addition to his responsibilities within Managed Futures Department, Mr. Daglioglu was also the lead investment analyst for Global Macro and Managed Futures strategies within Morgan Stanley Graystone Research Group from February 2007 to June 2009. Mr. Daglioglu served as a consultant at the Product Origination Group within Morgan Stanley Managed Futures Department from June 2003 to November 2003. Mr. Daglioglu received a Bachelor of Science degree in Industrial Engineering from Galatasaray University in June 2000 and a Master of Business Administration degree in Finance from the University of Massachusetts-Amherst’s Isenberg School of Management in May 2003. Mr. Daglioglu was awarded a full merit scholarship and research assistantship at the Center for International Securities and Derivatives Markets during his graduate studies. In this capacity, he worked with various major financial institutions in performance monitoring, asset allocation and statistical analysis projects and specialized on alternative approaches to risk assessment for hedge funds and managed futures. Mr. Daglioglu wrote and published numerous research papers on alternative investments. Mr. Daglioglu is a Chartered Alternative Investment Analyst charterholder.

Ceres and its officers and directors may, from time to time, trade futures, forwards, and options contracts for their own proprietary accounts. The records of trading in such accounts, and any written policies relating to such trading, will not be made available to Limited Partners for inspection.

Item 6.	Executive Compensation.

The Partnership has no directors or officers. Its affairs are managed by the General Partner. The directors and officers of the General Partner are employees of Morgan Stanley and do not receive any compensation from the Partnership or the General Partner.

Item 7.	Certain Relationships and Related Transactions, and Director Independence.

See “Item 1. Business” for a description of the relationships between Ceres, the Commodity Brokers, and F/X Counterparties.

Ceres Managed Futures LLC organized the Partnership and did not receive any compensation for such activities. For services provided in serving as the general partner and commodity pool operator of the Partnership on an ongoing basis, the Partnership pays the General Partner a monthly administration fee equal to 1/12th of 1.0% (a 1.0% annual rate) of the Net Assets of the Partnership at the beginning of each month (the “General Partner’s Fee”).

In addition to the General Partner’s Fee as described above, subscribers of Units will pay Morgan Stanley Smith Barney LLC, an affiliate of the General Partner, (“Morgan Stanley Smith Barney” or the “Placement Agent”) ongoing compensation on a monthly basis equal to a certain percentage of the Net Assets of the Partnership as of the beginning of each month. The amount of the ongoing Placement Agent fee will generally be determined by the aggregate subscription made by such investor in the Partnership, adjusted for additional subscriptions, redemptions and exchanges. Morgan Stanley Smith Barney will pay a portion of the ongoing Placement Agent fee it receives from the Partnership to the Morgan Stanley Smith Barney Financial Advisor or Private Wealth Advisor responsible for selling the Units to the Limited Partner. There are no other fees paid to related parties of the Partnership.

As described above under “Item 1A. Risk Factors,” the Partnership’s structure has conflicts of interest. First, the General Partner, the Placement Agent, MS & Co., MSCG, MSIM and MSIP are affiliates. As a result, the fees, brokerage compensation, and other compensation received by these parties and other terms relating to the operation of the Partnership and the sale of Units have not been negotiated independently. Also, employees of the Placement Agent receive a portion of the ongoing Placement Agent fee paid by the Partnership. Therefore, these employees have a conflict of interest in making recommendations regarding the purchase or redemption of Units. These conflicts can result in less favorable prices on the Partnership’s transactions.

Item 8.	Legal Proceedings.

There are no material legal proceedings pending, on appeal or concluded to which the Partnership is a party or to which any of its assets is subject.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

(a)	Market Information.

The Partnership has issued no stock. There is no public market for the Units.

(b)	Holders.

The number of holders of Units as of December 31, 2010 was 562.

(c)	Dividends.

The Partnership did not declare any distributions during 2010.

(d)	Securities Authorized for Issuance under Equity Compensation Plans.

Not applicable.

Item 10.	Recent Sales of Unregistered Securities.

(a)	Securities Sold.

From November 1, 2010 to December 31, 2010, the Partnership sold 53,051.293 Units which resulted in aggregate proceeds to the Partnership of $55,257,019.

(b)	Underwriters and Other Purchasers.

Units were sold to persons and entities who are accredited investors as that term is defined in Rule 501(a) of Regulation D

(c)	Consideration.

The aggregate proceeds of securities sold during the period from November 1, 2010 to December 31, 2010 was $55,257,019. The Partnership received $525,000 in consideration from the sale of Units to the General Partner.

(d)	Exemption from Registration Claimed.

Exemption is claimed from registration under Securities Act Section 4(2) and Section 506(a) of Regulation D promulgated thereunder. The purchasers are accredited investors under Rule 501(a) of Regulation D.

(e)	Terms of Conversion or Exercise.

Not applicable.

(f)	Use of Proceeds.

Not applicable.

Item 11.	Description of Registrant’s Securities to be Registered.

(a)	Capital Stock.

None.

(b)	Debt Securities.

None.

(c)	Warrants and Rights.

None.

(d)	Other Securities. Units of Limited Partnership Interest.

The Partnership may have a claim against the Limited Partners after redemption of Units or receipt of distributions from the Partnership for liabilities of the Partnership that arose before the date of such redemption or distribution, but such claim will not exceed the sum of such Limited Partner’s unredeemed capital contribution, undistributed profits, if any, and any redemptions, and amounts received as distributions, together with interest thereon. The Partnership will not make a claim against the Limited Partners with respect to amounts distributed to them or amounts received by them upon redemption of Units unless the assets of the Partnership are insufficient to discharge liabilities of the Partnership that arose before the payment of such amounts. The General Partner will be liable for all obligations of the Partnership to the extent that assets of the Partnership, including amounts contributed by the Limited Partners and paid out in distributions, redemptions, or otherwise to Limited Partners, are insufficient to discharge such obligations. However, neither the General Partner nor any of its affiliates will be personally liable to a Limited Partner (or assignee) for the return or repayment of all or any portion of the capital or profits of such Limited Partner. No Limited Partner will be liable for the Partnership’s obligations in excess of such Limited Partner’s unredeemed capital contribution, undistributed profits, if any, and any distributions and amounts received upon redemption of Units, together with interest thereon.

Management of Partnership Affairs

The Limited Partners will not participate in the management or operations of the Partnership. The General Partner has determined to allocate all or substantially all of the Partnership’s assets to the Trading Company. The Trading Manager of the Trading Company may delegate complete trading authority to the Blenheim and has done so, except for the ability of the Trading Manager to override trading instructions that violate the Partnership’s trading policies, to the extent the Trading Manager believes doing so is necessary for the protection of the Partnership, to terminate the Futures Interests trading of the Partnership, to comply with applicable laws and regulations, or to the extent necessary to fund distributions or redemptions or to pay the expenses of the Partnership.

On behalf of the Partnership, the General Partner may engage and compensate from the funds of the Partnership such persons, firms, or corporations as the General Partner in its sole judgment deems advisable for the conduct and operation of the business of the Partnership; provided, however, that, except as described in the Partnership Agreement, the General Partner will not engage on behalf of the Partnership any person, firm, or corporation that is an affiliate of the General Partner without having made a good faith determination that: (i) the affiliate which it proposes to engage to perform such services is qualified to do so (considering the prior experience of the affiliate or the individuals employed thereby); and (ii) the terms and conditions of the agreement pursuant to which such affiliate is to perform services for the Partnership are no less favorable to the Partnership than could be obtained from equally qualified unaffiliated third parties, or are otherwise determined by the General Partner to be fair and reasonable to the Partnership and the Limited Partners.

Other responsibilities of the General Partner include, but are not limited to, the following: determining whether the Partnership will make distributions; administering redemptions of Units; preparing monthly and annual reports to the Limited Partners; directing the investment of the Partnership’s assets (other than investments in Futures Interests); executing various documents on behalf of the Partnership and the Limited Partners pursuant to powers of attorney; and supervising the liquidation of the Partnership if an event causing termination of the Partnership occurs. To facilitate the execution of various documents by the General Partner on behalf of the Partnership and the Limited Partners, each Limited Partner will appoint the General Partner as his attorney-in-fact, with power of substitution, by executing the Partnership Agreement.

Sharing of Profits and Losses

Each Partner, including the General Partner, of the Partnership has a capital account with an initial balance equal to the amount contributed by such Partner to the Partnership in respect of its Units. The Partnership’s Net Asset Value (as defined in the Partnership Agreement) is determined monthly, and any increase or decrease from the end of the preceding month will be added to or subtracted from the capital accounts of the Partners in the ratio that each account bears to all capital accounts.

Restrictions on Transfers or Assignments

Except as set forth below, the Partnership Agreement provides that Units may not be transferred, pledged, sold or assigned, and no transferee, pledgee, purchaser or assignee may become a substituted Limited Partner without the written consent of the General Partner, which consent may be withheld in its sole discretion. Nor may a Limited Partner, a transferee, pledgee, purchaser or assignee or the estate of any beneficiary of a deceased Limited Partner withdraw any capital or profits from the Partnership except by redemption of Units or upon termination and dissolution of the Partnership. Any transfer, pledge, sale or assignment of Units permitted by the Partnership Agreement and approved by the General Partner will be effective as of the first day of the month following the receipt by the General Partner of 30 days’ prior written notice of the request of such transfer, pledge, sale or assignment of Units (subject to the General Partner’s discretion to waive such notice). No transfer, pledge, sale or assignment of Units will be permitted unless the General Partner is satisfied that (i) such transfer, pledge, sale or assignment would not be in violation of the Partnership Act or applicable federal, state or foreign securities laws, and (ii) notwithstanding such transfer, pledge, purchase or assignment, the Partnership will continue to be classified as a partnership rather than as a corporation under the Internal Revenue Code of 1986, as amended (the “Code”). No transfer, pledge, sale or assignment of Units will be effective or recognized by the Partnership if such transfer, pledge, sale or assignment would result in the termination of the Partnership for federal income tax purposes, and any attempted transfer or assignment in violation of the Partnership Agreement will be ineffective. The transfer, pledge, sale or assignment of Units will be subject to all applicable securities laws. The Limited Partners will bear all costs (including any attorneys’ and accountants’ fees) related to such transfer, pledge, sale or assignment.

Additional Offerings

The General Partner may, in its discretion, offer additional Classes of Units with terms different from the Classes described in this Registration Statement.

Amendments

The General Partner may make any amendment to the Partnership Agreement that is not adverse to the Limited Partners without the consent of the Limited Partners, including, but not limited to, the following: (i) change the name of the Partnership or cause the Partnership to transact business under another name; (ii) clarify any inaccuracy or any ambiguity, or reconcile any inconsistent provisions in the Partnership Agreement; (iii) effect the intent of the allocations proposed in the Partnership Agreement to the maximum extent possible in the event of a change in the Internal Revenue Code or the interpretations thereof affecting such allocations; (iv) attempt to ensure that the Partnership is not taxed as a corporation for federal income tax purposes; (v) qualify or maintain the qualification of the Partnership as a limited partnership in any jurisdiction; (vi) delete or add any provision of or to the Partnership Agreement required to be deleted or added by the staff of the SEC, the CFTC, any other federal agency, any state “Blue Sky” official, or other governmental official, or in order to opt to be governed by any amendment or successor to the Partnership Act, or to comply with applicable laws; (vii) make any modification to the Partnership Agreement to reflect the admission of additional or substitute General Partners, as contemplated by the Partnership Agreement; (viii) make any amendment that is appropriate or necessary, in the opinion of the General Partner, to prevent the Partnership or the General Partner or its directors, officers or controlling persons from in any manner being subject to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”); (ix) take such actions as may be necessary or appropriate to avoid the assets of the Partnership being treated for any purpose of ERISA or Section 4975 of the Code as assets of any “employee benefit plan” as defined in and subject to ERISA or of any plan as defined in and subject to Section 4975 of the Code (or any corresponding provisions of succeeding law) or to avoid the Partnership’s engaging in a prohibited transaction as defined in Section 406 of ERISA or Section 4975(c) of the Code, and (x) make any amendment that is appropriate or necessary, in the opinion of the General Partner, to qualify the Partnership under the Investment Company Act of 1940, as amended, and any persons under the Investment Company Act of 1940, as amended and the Investment Advisers Act of 1940, as amended, if the General Partner reasonably believes that doing so is necessary. However, no amendment of the Partnership Agreement without the consent of all Partners affected thereby may reduce the capital account of any Partner, modify the percentage of profits, losses, or distributions to which any Partner is entitled or change or alter the provisions of the Partnership Agreement relating to amendments requiring the consent of Limited Partners.

Distributions

The General Partner has the sole discretion in determining whether to make distributions to the Limited Partners; no distributions are anticipated to be made by the General Partner.

Changes in Fees

No increase in any fees payable by the Partnership may take effect until the first Business Day following a Redemption Date provided that notice of the increase is provided to each Limited Partner at least 5 Business Days prior to the last day on which a Request for Redemption must be received by the General Partner and the notice contains description the Limited Partner’s redemption rights.

Reports to Limited Partners

The books and records of the Partnership are maintained at its principal office. To the extent required by CFTC regulations, the Limited Partners have the right at all times during normal business hours to have access to a copy of such books and records of the Partnership, in person or by their authorized attorney or agent, and, upon request, copies of such books and records will be sent to any Limited Partner if reasonable reproduction and distribution costs are paid by him or her. The estimated Net Asset Value of Units is determined daily by the General Partner and the most recent Net Asset Value calculations will be promptly supplied in writing to any Limited Partner after receipt of a request in writing to such effect.

Within 30 days after the close of each calendar month, the General Partner will distribute monthly account statements with respect to the Partnership. Limited Partners will also receive within 90 days after the close of each fiscal year an annual report containing audited financial statements for the Partnership. By March 15 of each year, the Partnership will endeavor to provide Limited Partners with the tax information necessary to prepare their federal income tax returns.

Term/Dissolution of the Partnership

The term of the Partnership commenced upon the filing of the certificate of limited partnership in the Office of the Secretary of State of the State of Delaware and ends upon the first to occur of the following: (i) receipt by the General Partner of a notice setting forth an election to terminate and dissolve the Partnership at a specified time by Limited Partners holding not less than a Majority of Units, with or without cause, which notice will be sent by registered mail to the General Partner not less than 90 days prior to the effective date of such termination and dissolution; (ii) the withdrawal, insolvency, bankruptcy, dissolution or liquidation of the General Partner (unless a new general partner is elected by a vote of the Limited Partners owning more than 50% of the Units then outstanding, and such new general partner will have elected to continue the business of the Partnership, which any new general partner will have the right to do); (iii) the occurrence of any event which will make it unlawful for the existence of the Partnership to be continued; or (iv) a determination by the General Partner upon 60 days’ notice to the Limited Partners to terminate the Partnership. A “Majority of Units” will mean the Limited Partners, excluding any affiliates of the General Partner, that at the time in question have Net Asset Value in their capital accounts aggregating in excess of 50% of all Net Assets of the Limited Partners, excluding any affiliates of the General Partner. Upon the occurrence of an event causing the termination of the Partnership, the Partnership will be terminated and be dissolved. Dissolution, payment of creditors, and distribution of the Partnership’s net asset value will be effected as soon as practicable in accordance with Delaware law, except that the General Partner and each Limited Partner (and any assignee) will share in the assets of the Partnership pro rata in accordance with such Partner’s respective capital account, less any amount owing by such Partner (or assignee) to the Partnership. The General Partner will, at its option, be entitled to supervise the liquidation of the Partnership.

(e)	American Depository Receipts.

None.

Item 12.	Indemnification of Directors and Officers.

Under the Partnership Agreement, the General Partner will not be liable to the Partnership, the Limited Partners, or its or their successors and assigns, for any act or omission performed or omitted by the General Partner on behalf of the Partnership, except when such action or failure to act constitutes gross negligence, willful misconduct, bad faith or reckless disregard. The Partnership will indemnify, defend and hold harmless the General Partner and its principals, shareholders, officers, directors, employees and affiliates (as defined in the Partnership Agreement) from and against any loss, liability, damage, cost or expense actually and reasonably incurred arising from any act or omission performed or omitted by the General Partner provided that the act or omission performed or omitted that was the basis of the loss was not the result of willful misconduct, gross negligence, bad faith or reckless disregard.

Item 13.	Financial Statements and Supplementary Data.

Not applicable.

Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 15.	Financial Statements and Exhibits.

(a)	Financial Statements.

The following Financial Statements of the Partnership are incorporated herein by reference from Exhibit 99.1 of the Registrant’s Amendment No. 1 to Form 10 filed on April 21, 2011:

Statement of Financial Condition as of December 31, 2010.

Statement of Income and Expenses for the Period from 11/01/10 (commencement of operations) to 12/31/10.

Statement of Changes in Partners’ Capital for the Period from 11/01/10 (commencement of operations) to 12/31/10.

Notes

The following Financial Statements of the Trading Company are incorporated by reference from Exhibit 99.2 of the Registrant’s Amendment No. 1 to Form 10 filed on April 21, 2011:

Statement of Financial Condition as of December 31, 2009 and December 31, 2010.

Statement of Operations for the years ended December 31, 2010, 2009, and 2008.

Statement of Changes in Members’ Capital for the years ended December 31, 2010, 2009, and 2008.

Condensed Schedules of Investments as of December 31, 2009 and December 31, 2010.

Notes.

(b)	Exhibits.

The following Exhibits are incorporated herein by reference:

Exhibit No.	Description

3.1	Certificate of Limited Partnership of BHM Discretionary Futures Fund L.P., dated August 23, 2010.†

3.2	Limited Partnership Agreement of BHM Discretionary Futures Fund L.P., dated August 23, 2010.†

10.1	Operating Agreement for Morgan Stanley Smith Barney Managed Futures BHM I, LLC, dated March 26, 2007.†

10.2	Advisory Agreement among Morgan Stanley Smith Barney Managed Futures BHM I, LLC, Demeter Management LLC and Blenheim Capital Management, L.L.C., dated May 15, 2007.[1]†

10.3	Form of Subscription and Exchange Agreement and Power of Attorney.†

10.4	Foreign Exchange and Options Master Agreement by and among Morgan Stanley & Co. Incorporated, the Trading Companies listed on Exhibit I thereto, and Demeter Management Corporation, dated as of November 28, 2007.†

10.5	Customer Agreement among Morgan Stanley & Co. International PLC and the Trading Companies listed on Schedule A thereto, dated July 24, 2007.†

10.6	Customer Agreement among Morgan Stanley & Co. International Limited, Morgan Stanley Securities Limited, and the Trading Companies listed on Schedule A thereto, dated as of July 26, 2007.†

99.1	Financial Statements of the Partnership.*

99.2	Financial Statements of the Trading Company.*

[1]	On January 14, 2009, the SEC granted confidential treatment with respect to the omitted portions of this exhibit.
†	Incorporated herein by reference from the Registrant’s Form 10 filed on February 25, 2011.
*	Incorporated herein by reference from the Registrant’s Amendment No. 1 to Form 10 filed on April 21, 2011.

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 12, 2011	BHM Discretionary Futures Fund L.P.

	By:	Ceres Managed Futures LLC,
its General Partner

/s/ Walter Davis
	By:	Walter Davis
	Title:	President